UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

Castlight Health, Inc.

(Name of Subject Company)

Castlight Health, Inc.

(Name of Person(s) Filing Statement)

Class A Common Stock, par value $0.0001 per share

Class B Common Stock, par value $0.0001 per share

(Title of Class of Securities)

14862Q100

(CUSIP Number of Class of Securities)

Will Bondurant

Chief Financial Officer

Castlight Health, Inc.

150 Spear Street, Suite 400

San Francisco, CA 94105

(415) 829-1400

(Name, address and telephone number of person authorized

to receive notice and communications on behalf of the persons filing statement)

With copies to:

Matthew S. Rossiter, Esq. David K. Michaels, Esq. Robert A. Freedman, Esq. Fenwick & West LLP 555 California Street, 12th Floor San Francisco, CA 94104 (415) 875-2300	Alex Shvartsman, Esq. Mary E. Ahern, Esq. Castlight Health, Inc. 150 Spear Street, Suite 400 San Francisco, CA 94105 (415) 829-1400

☐	Check the box below if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information

Name and Address

The name of the subject company is Castlight Health, Inc., a Delaware corporation (“Castlight”). The address of Castlight’s principal executive office is 150 Spear Street, Suite 400, San Francisco, California, 94105. The telephone number of Castlight’s principal executive office is (415) 829-1400.

Securities

The titles of the classes of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is the Class A common stock, par value $0.0001 per share, of Castlight (which we refer to as “Class A Shares”), the Class B common stock, par value $0.0001 per share, of Castlight (which we refer to as “Class B Shares,” together with Class A Shares, the “Shares”). Each Class A Share is convertible at the option of the holder into one Class B Share. As of January 12, 2022, there were (1) 28,393,960 Class A Shares issued and outstanding and (2) 135,270,830 Class B Shares issued and outstanding.

Item 2. Identity and Background of Filing Person

Name and Address

The name, business address and business telephone number of Castlight, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading “Item 1. Subject Company Information—Name and Address.”

Tender Offer

This Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Carbon Merger Sub, Inc. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of Vera Whole Health, Inc. (“Vera”), to purchase all of the Shares at a purchase price of $2.05 per Share (the “Offer Price”), net to the seller in cash, without interest, and subject to withholding taxes, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of January 4, 2022, by and among Castlight, Vera and Purchaser (as it may be amended from time to time, the “Merger Agreement”), the Offer to Purchase, dated January 19, 2022 (as may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”).

Consummation of the Offer is subject to various conditions set forth in the Merger Agreement, including (i) the number of Shares validly tendered and beneficially owned by Purchaser and its “affiliates” to equal at least one vote more than 50% of aggregate voting power of all issued and outstanding Shares, (ii) the accuracy of Castlight’s representations and warranties contained in the Merger Agreement (except, generally, for any inaccuracies that have not had a Company Material Adverse Effect), (iii) Castlight’s performance in all material respects of its obligations under the Merger Agreement, (iv) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and (v) the other conditions set forth in Annex I to the Merger Agreement (collectively, the “Offer Conditions”). The consummation of the Offer and Merger is not subject to a financing condition. The Offer is described in a Tender Offer Statement on Schedule TO (as may be amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Vera with the Securities and Exchange Commission (the “SEC”) on January 19, 2022.

Following consummation of the Offer, Purchaser will merge with and into Castlight, with Castlight surviving as a wholly owned subsidiary of Vera (the “Surviving Corporation”). This merger will be referred to herein as the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, will be referred to herein as the “Transactions.” In the Merger, each outstanding Share that is not tendered and accepted pursuant to the Offer (other than the Shares owned by Castlight, Shares owned by Vera, Purchaser or any other subsidiary of Vera, and Shares as to which appraisal rights have been perfected in accordance with applicable law) will be cancelled and converted into the right to receive the Offer Price, on the terms and conditions set forth in the Merger Agreement.

The Merger Agreement provides that the Merger will be effected pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), which permits completion of the Merger upon the irrevocable acceptance for payment by Purchaser in connection with the Offer of a number of Shares, when taken together with the Shares otherwise owned by Purchaser or its affiliates, that equal at least such percentage of the stock of Castlight as would be required to adopt the Merger Agreement at a meeting of stockholders. In the case of Castlight, this will be a number of Shares that, when added to the Shares, if any, owned by Purchaser or its subsidiaries, represents one Share more than 50% of the aggregate voting power of all Shares issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”). If the Merger is effected pursuant to Section 251(h) of the DGCL, no vote of the stockholders of Castlight will be required to consummate the Merger.

Castlight does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. The Merger will be effected as soon as practicable following the acceptance of the Shares validly tendered and not withdrawn in the Offer (the “Offer Acceptance Time”). At the Effective Time, each issued and outstanding Share (other than (i) Shares tendered and accepted for payment by Purchaser pursuant to the Offer, (ii) Shares owned by Vera, Purchaser or any other subsidiary of Vera immediately prior to the Effective Time, (iii) Shares owned by Castlight immediately prior to the Effective Time, and (iv) Shares owned by any stockholder who is entitled to demand and has properly exercised and perfected a demand for appraisal of such Shares pursuant to, and who has complied in all respects with, Section 262 of the DGCL and who, as of the Effective Time, has neither effectively withdrawn nor lost such stockholder’s rights to such appraisal and payment under the DGCL with respect to such Shares) will be cancelled and automatically converted into the right to receive the Offer Price. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of Castlight—Effect of the Offer and the Merger Agreement on Castlight Equity Incentive Plans, Castlight Stock Options and the ESPP” below for a description of the treatment of Castlight stock options, restricted stock units (“RSU”), and performance stock units (“PRSU”).

Purchaser and Vera expressly reserve the right, at any time, to (a) increase the Offer Price and (b) waive any Offer Condition other than the Minimum Condition (as defined in the Merger Agreement) or make any other changes to the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement; provided, however, that without the prior written consent of Castlight: (a) Purchaser shall not decrease the Offer Price and (b) no change may be made to the Offer that (1) changes the form of consideration to be delivered by Purchaser pursuant to the Offer, (2) decreases the number of Shares sought to be purchased by Purchaser in the Offer, (3) imposes conditions or requirements to the Offer in addition to the Offer Conditions, (4) except as provided in the Merger Agreement, terminates the Offer or accelerates, extends or otherwise changes the Expiration Date of the Offer, (5) otherwise amends or modifies any of the other terms of the Offer in a manner that adversely affects, or would reasonably be expected to adversely affect, Castlight or any Stockholder in any manner that delays or interferes with, hinders or impairs the consummation of the Offer, or (6) provides any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”) other than as provided in the Merger Agreement. The Offer may not be withdrawn prior to the Expiration Date (or any rescheduled Expiration Date) of the Offer, unless Merger Agreement is terminated in accordance with the terms and conditions of the Merger Agreement.

Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act) the Offer on January 19, 2022 (the “Offer Commencement Date”). Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer is initially scheduled to expire one minute after 11:59 p.m., New York City time, on the date that is twenty (20) business days (determined as set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) under the Exchange Act) following the Offer Commencement Date (the “Initial Expiration Date,” and such date or such subsequent date, if any, to which the Initial Expiration Date is extended in accordance with the terms of the Merger Agreement, the “Expiration Date”). “Expiration Time” shall mean one minute after 11:59 p.m., New York City time, on the Initial Expiration Date or any subsequent Expiration Date. If at the Expiration Time any of the conditions to the Offer have not been satisfied or waived, Purchaser shall, and Vera shall cause Purchaser to, extend the Offer on one or more occasions, for one or more additional periods of up to ten (10) business days (as defined in the Merger Agreement) per extension (or such longer period Castlight or Vera may agree in writing) to permit such Offer Conditions to be satisfied; provided, that if the sole such unsatisfied Offer Condition is the Minimum Condition (other than any Offer Conditions that by their nature are to be satisfied at the Expiration Time), Purchaser shall not be required (and Vera shall not be required to cause Purchaser) to extend the Offer thereafter more than twenty (20) business days; and Purchaser shall, and Vera shall cause Purchaser to, extend the Offer from time to time for the minimum period required by any Law (as defined in the Merger Agreement), any interpretation or position of the SEC, the staff thereof or any rules and regulations of the NYSE applicable to the Offer (including in order to comply with Rule 14e-1(b) promulgated under the Exchange Act in respect of any change in the Offer Price).

For the reasons described in more detail below, the board of directors of Castlight (the “Board”) unanimously recommends that Castlight’s stockholders accept the Offer and tender their Shares pursuant to the Offer. See “Item 4. The Solicitation or Recommendation—Background of the Merger Agreement; Reasons for Recommendation—Reasons for the Recommendation of the Castlight Board.”

The foregoing summary of the Offer, the Merger, and the Merger Agreement is qualified in its entirety by the descriptions contained in the Offer to Purchase and the Letter of Transmittal as well as the full text of the Merger Agreement. Copies of the Merger Agreement, the Offer to Purchase, and the Letter of Transmittal are filed as Exhibits (e)(1), (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated herein by reference. Copies of certain letters distributed by Vera in connection with the Offer as well as Vera’s Summary Advertisement published in the New York Times are filed as Exhibits (a)(1)(C), (a)(1)(D) and (a)(1)(E), respectively, to this Schedule 14D-9. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement.

As set forth in the Schedule TO, the principal executive offices of Vera and Purchaser are located at c/o Vera Whole Health, Inc., 1201 Second Avenue, Suite 1400, Seattle, Washington 98101. The business telephone number for each of Vera and Purchaser is (206) 395-7870.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents (including, without limitation, the Merger Agreement), and this Schedule 14D-9 (including certain referenced documents), can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Except as set forth in this Schedule 14D-9, as of the date hereof, to the knowledge of Castlight, there are no material agreements, arrangements, or understandings or any actual or potential conflicts of interest between Castlight or its affiliates, on the one hand, and (i) its executive officers, directors, or affiliates or (ii) Vera or Purchaser or their respective executive officers, directors, or affiliates, on the other hand. The Board was aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

Relationship with Vera and Purchaser

Merger Agreement

On January 4, 2022, Castlight, Vera and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement.

The Merger Agreement governs the contractual rights among Castlight, Vera, and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as Exhibit (e)(1) to this Schedule 14D-9 to provide Castlight’s stockholders with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties made by Castlight to Vera and Purchaser and representations and warranties made by Vera and Purchaser to Castlight. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement is intended to modify or supplement any factual disclosures about Castlight, Vera, or Purchaser in Castlight’s public reports filed with the SEC. In particular, the assertions embodied in these representations and warranties are qualified by information in a confidential disclosure letter provided by Castlight to Vera and Purchaser in connection with the signing of the Merger Agreement. This disclosure letter contains information that modifies, qualifies, and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among Castlight, Vera, and Purchaser, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Castlight, Vera, or Purchaser. Castlight’s stockholders are not third-party beneficiaries of the Merger Agreement and should not rely on the representations, warranties, and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Castlight, Vera, Purchaser or any of their respective subsidiaries or affiliates.

The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Non-Disclosure Agreement

Clayton, Dubilier & Rice, LLC (“CD&R”), an affiliate of Vera and Castlight, entered into a Mutual Non-Disclosure Agreement on May 11, 2021 (the “Non-Disclosure Agreement”). Under the terms of the Non-Disclosure Agreement, CD&R and Castlight agreed that, subject to certain exceptions, certain confidential information each may make available to the other will not be disclosed or used for any purpose other than to discuss and evaluate a potential business opportunity of mutual interest involving CD&R and Castlight. Additionally, CD&R agreed that, subject to certain exceptions, CD&R would not solicit for employment certain employees of Castlight for a period of 12 months from the date of the Non-Disclosure Agreement. CD&R also agreed, among other things, to certain “standstill” provisions which prohibit CD&R and its representatives from taking certain actions involving or with respect to Castlight or the Shares for a period ending on the 12-month anniversary of the date of the Non-Disclosure Agreement. The Non-Disclosure Agreement provided that these “standstill” provisions would expire upon the occurrence of specified events, including Castlight’s entry into an agreement with a third party providing for an acquisition of Castlight, or the commencement of a tender offer for 50% or more of Castlight’s outstanding voting equity securities that the Board either accepts or fails to recommend that its stockholders reject within 10 business days from commencement of such offer.

This summary and description of the Non-Disclosure Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Non-Disclosure Agreement, a copy of which has been filed as Exhibit (d)(3) to the Schedule TO and which and is incorporated herein by reference.

Tender and Support Agreements

Concurrently with entering into the Merger Agreement, each of Venrock Associates V LP, Venrock Associates VI LP, Venrock Partners V LP, Venrock Partners VI LP, and Venrock Entrepreneurs Fund V LP (collectively, the “Venrock Entities”), and each of Maverick Fund Private Investments, Ltd., Maverick Fund II, Ltd., Maverick

Fund USA, Ltd., Maverick Long Fund, Ltd., Maverick Long Enhanced Fund, Ltd., and Maverick Fund, L.D.C. (collectively, the “Maverick Entities” and, together with the Venrock Entities, the “Supporting Stockholders”) entered into Tender and Support Agreements, dated as of January 4, 2022 (as may be amended from time to time, the “Tender and Support Agreements”), with Vera and Purchaser. As of January 4, 2022, the Supporting Stockholders beneficially owned 29,568,316 Shares (or approximately 18% of the outstanding Shares).

The Tender and Support Agreements provide that, no later than 15 business days after the commencement of the Offer, the Supporting Stockholders will tender into the Offer, and not withdraw, all outstanding Shares the Supporting Stockholders own of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act) as of the date of the Tender and Support Agreements or that the Supporting Stockholders acquire record ownership or beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of after such date during the Support Period (as defined below) (collectively, the “Subject Shares”).

During the period from January 4, 2022, until termination of the Tender and Support Agreements (the “Support Period”), the Supporting Stockholders have agreed not to, directly or indirectly, (i) transfer, redeem, exchange, surrender, assign, sell, gift-over, hedge, pledge, or otherwise dispose (whether by liquidation, dissolution, dividend, distribution or otherwise) of, enter into any derivative arrangement with respect to, create any Encumbrance on (any of the items set forth in this clause (i), a “Transfer”), any or all of such Supporting Stockholder’s Subject Shares; (ii) enter into any contract, option or other agreement, arrangement or understanding with respect to any Transfer; (iii) grant any proxy, power-of-attorney or other authorization or consent with respect to any of such Supporting Stockholder’s Subject Shares; or (iv) take or cause the taking of any other action that would materially restrict or prevent the performance of such Supporting Stockholder’s obligations hereunder, excluding any involuntary bankruptcy filing. Any action taken in violation of the foregoing sentence shall be null and void ab initio. If any involuntary Transfer of any of the Subject Shares shall occur (including, but not limited to, a sale by such Supporting Stockholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Subject Shares subject to all of the restrictions, liabilities, and rights under the Tender and Support Agreements, which shall continue in full force and effect until the termination of the Tender and Support Agreements.

During the Support Period, the Supporting Stockholders, solely in their capacity as stockholders of Castlight, shall not, and shall cause their respective representatives, officers and employees not to, directly or indirectly, (i) solicit, initiate, or induce the making, submission or announcement of, or knowingly encourage, facilitate, or assist, any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal; (ii) furnish to any third person any non-public information relating to Castlight and its subsidiaries or afford to any third person access to the business, properties, assets, books, records, or other non-public information, or to any personnel, of Castlight and its subsidiaries, in any such case with the intent to induce, or that could reasonably be expected to result in, the making, submission, or announcement of, or to knowingly encourage, facilitate, or assist an Acquisition Proposal or any inquiries or the making of any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal; (iii) participate or engage in discussions, communications or negotiations with any third person with respect to an Acquisition Proposal or inquiry (other than solely informing such third persons of the existence of the provisions contained in the Section 5.3 of the Merger Agreement); (iv) approve, endorse, or recommend any proposal that constitutes or would reasonably be expected to lead to, an Acquisition Proposal; or (v) enter into any letter of intent, agreement in principle, memorandum of understanding, term sheet, merger agreement, acquisition agreement, or other contract relating to an Acquisition Transaction, other than an Acceptable Confidentiality Agreement Transaction (as defined in the Merger Agreement).

“Acquisition Proposal” means any inquiry, offer, or proposal relating to a transaction or series of related transactions (other than the Offer or the Merger) involving (i) any direct or indirect purchase or other acquisition by and any third person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of persons, whether from Castlight or any other person(s), of securities representing more than 20% of the total outstanding voting power of Castlight after giving effect to the consummation of such purchase or other acquisition, including pursuant to a tender offer or exchange offer by any person or “group” of persons that, if consummated in accordance with its terms, would result in such person or “group” of persons beneficially owning more than 20% of the total outstanding voting power of Castlight after giving effect to the consummation of such tender or exchange offer, (ii) any direct or indirect purchase, exclusive license, or other acquisition by any third person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of persons of assets constituting or accounting for more than 20% of the consolidated assets, revenue or net income of Castlight and its subsidiaries, taken as a whole (measured by the fair market value thereof as of the date of such purchase or acquisition), or (iii) any merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution, or other transaction involving Castlight pursuant to which (x) any third person or “group” (as defined pursuant to Section 12(d) of the Exchange Act) of persons would hold securities representing more than 20% of the total outstanding voting power of Castlight outstanding after giving effect to the consummation of such transaction or (y) stockholders of Castlight immediately preceding such transaction hold less than 80% of the equity interests of the surviving or resulting entity of such transaction.

The Tender and Support Agreements terminate upon the earliest of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, or (iii) the mutual written consent of Vera and each Supporting Stockholder.

This summary and description of the Tender and Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Tender and Support Agreements, a form of which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of Castlight

Overview

In considering the recommendation of the Board set forth under the caption “Item 4. The Solicitation or Recommendation—Recommendation of the Board,” Castlight’s stockholders should be aware that certain of Castlight’s executive officers and directors may be considered to have interests in the Transactions that may be different from, or in addition to, those of Castlight’s stockholders generally. The Board was aware of these interests and considered them, along with other matters, in evaluating and approving the Merger Agreement and the Transactions and recommending that Castlight’s stockholders accept the Offer and tender their Shares in the Offer.

The following is a discussion of all known material agreements, understandings, and any actual or potential conflicts of interest between Castlight and its executive officers or directors that relate to the Transactions. The following summaries are qualified in their entirety by reference to (1) the Merger Agreement; (2) Castlight’s 2008 Stock Incentive Plan (the “2008 Plan”), the Jiff Inc. 2010 Stock Incentive Plan (the “2010 Plan”), the Inducement RSU Award Agreement and Inducement Option Award Agreement, in each case between Castlight and Vijay Anand, dated September 3, 2020 (the “Inducement Award Agreements”), and Castlight’s 2014 Equity Incentive Plan (the “2014 Plan” and, together with the 2008 Plan, the 2010 Plan and the Inducement Award Agreements, the “Castlight Equity Incentive Plans”), and Castlight’s 2014 Employee Stock Purchase Plan (the “ESPP”); (3) the award agreements governing the Castlight Compensatory Awards (as defined below) held by Castlight’s executive officers and directors; and (4) the executive severance agreements with the executive officers (the “Executive Severance Agreements”). For further information with respect to the arrangements between Castlight and its executive officers, see the information included under the caption “—Arrangements with Current Executive Officers and Directors of Castlight—Golden Parachute Compensation.” The Castlight Equity Incentive Plans and the related award agreements, the ESPP, and the Executive Severance Agreements are filed as Exhibits (e)(4) through (e)(7) to this Schedule 14D-9 and are incorporated herein by reference.

Consideration for Shares Tendered Pursuant to the Offer

Under the terms of the Merger Agreement, Castlight’s executive officers and directors would receive the same cash consideration per Share on the same terms and conditions as the other stockholders of Castlight. As of January 12, 2022, the executive officers and directors of Castlight named in the “Table of Share-Related Payments” below beneficially owned, directly or indirectly (including, with respect to Dr. Roberts, Shares beneficially owned indirectly through the Venrock Entities), in the aggregate, 26,119,235 Shares (excluding for this purpose Shares underlying Castlight Compensatory Awards, which are set forth separately in the “Table of Equity-Related Payments” below). If the executive officers and directors were to tender all 26,119,235 Shares beneficially owned, directly or indirectly, by them as of January 12, 2022, for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, then such executive officers and directors would receive, in aggregate, approximately $53.5 million in cash pursuant to the Offer, before deduction of applicable withholding taxes and without interest. As indicated below, to the knowledge of Castlight, each of Castlight’s executive officers and directors currently intends to tender all of his or her Shares in the Offer.

The following table sets forth, as of January 12, 2022, the consideration that each executive officer and director and his or her affiliates would be entitled to receive in respect of outstanding Shares beneficially owned by him, her or it (which, for clarity, excludes Shares subject to issuance pursuant to Castlight Compensatory Awards), assuming such individual or his or her affiliate were to tender all of his or her outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser. These numbers do not reflect any future share issuances or dispositions that may occur between January 12, 2022 and the Effective Time.

Table of Share-Related Payments

Name	Number of Class A Shares	Number of Class B Shares	Total Offer Price Payable for Shares
Executive Officers
Maeve O’Meara	—	1,625,989	$3,333,277
Will Bondurant	—	355,661	729,105

Non-Employee Directors
Bryan Roberts(1)	15,568,571	5,625,094	43,447,013
Seth Cohen	—	183,258	375,679
Michael Eberhard	28,571	390,455	859,003
David Ebersman	—	630,803	1,293,146
Ed Park	28,571	369,830	816,722
David B. Singer	—	369,830	758,152
Kenny Van Zant	—	626,440	1,284,202
Judith K. Verhave	—	316,162	648,132

(1)

Consists of (a)(i) 14,047,522 shares of Class A common stock, held directly by Venrock Associates V, L.P., (ii) 330,053 shares of Class A common stock, held directly by Venrock Entrepreneurs Fund V, L.P., and (iii) 1,190,996 shares of Class A common stock held directly by Venrock Partners V, L.P., according to a Schedule 13D/A filed with the SEC on April 12, 2017, (b)(i) 1,133,948 shares of Class B common stock held directly by Venrock Associates V, L.P., (ii) 26,643 shares of Class B common stock held directly by Venrock Entrepreneurs Fund V, L.P., (iii) 96,139 shares of Class B common stock held directly by Venrock Partners V, L.P., (iv) 3,707,442 shares of Class B Common Stock held by Venrock Associates VI, L.P., and (v) 291,092 shares of Class B Common Stock held by Venrock Partners VI, L.P., and (c) 369,830 shares of Class B Common Stock held by Dr. Bryan Roberts. Dr. Roberts is a member of the general partner of the Venrock Entities and, as such, he may be deemed to have voting and investment power with respect to these shares. The address of the Venrock Entities is 3340 Hillview Avenue, Palo Alto, CA 94304. Pursuant to the Tender and Support Agreement, the Venrock Entities have agreed to tender their Shares into the Offer.

Effect of the Offer and the Merger Agreement on Castlight Equity Incentive Plans, Castlight Compensatory Awards, and the ESPP

The discussion below describes the treatment of Castlight’s outstanding stock options, outstanding RSUs, and outstanding PRSUs (collectively, the “Castlight Compensatory Awards”) under the Merger Agreement, without regard to any change in control benefits with respect to such Castlight Compensatory Awards, which change in control benefits are discussed separately below under the sections entitled “—Agreements or Arrangements with Executive Officers of Castlight” and “—Agreements or Arrangements with Directors of Castlight.”

Castlight Equity Incentive Plans

The Castlight Equity Incentive Plans will be terminated immediately prior to the effective as of the Effective Time, subject to the consummation of the Merger, and will not be assumed by Vera.

Treatment of Castlight Options

Pursuant to the Merger Agreement, at the Effective Time, each Castlight stock option that is outstanding under the Castlight Equity Incentive Plans will be cancelled and converted into the right to receive an amount in cash equal to the product of (x) the number of Shares issuable under such option multiplied by (y) the excess, if any, of (A) the Offer Price over (B) the per share exercise price of such option (the “Option Cash Consideration”), provided that Option Cash Consideration received in respect of options that were unvested as of the Effective Time will not be paid at the Effective Time, but instead will be paid over the vesting schedule of such options, subject to applicable withholdings and the option holder’s continued service through each applicable vesting date (with full acceleration of any unvested portion thereof if, within 12 months following the Effective Time, the employee is terminated without cause or the employee resigns for good reason (as set forth in the 2014 Plan and as “cause” and “good reason” are defined in the 2014 Plan), or such greater protection as may apply under any applicable employment or severance agreement) and otherwise subject to generally the same terms and conditions as applied to the awards prior to the Effective Time. Any outstanding option with an exercise price equal to or greater than the Offer Price will be cancelled for no consideration at the Effective Time. The Option Cash Consideration with respect to portions of the options that are vested at the Effective Time will be paid reasonably promptly after the Effective Time (but no later than three business days after the Effective Time) and will be subject to applicable withholding.

Treatment of Castlight Restricted Stock Units

As of immediately prior to the Effective Time, each Castlight RSU that is then-outstanding and unvested and held by a non-employee director of Castlight shall become immediately vested in full.

Pursuant to the Merger Agreement, at the Effective Time, each vested RSU (including any Castlight RSUs for which the vesting was accelerated immediately prior to the Effective Time as described in the preceding sentence) under the Castlight Equity Incentive Plans that corresponds to Shares that have not yet settled as of the Effective Time will be cancelled and converted into the right to receive an amount in cash equal to the product of (x) the number of Shares issuable under such RSU multiplied by (y) the Offer Price (the “Vested RSU Consideration”). The Vested RSU Consideration will be paid reasonably promptly after the Effective Time (but in no event later than three business days after the Effective Time) and will be subject to applicable withholding.

At the Effective Time, each unvested RSU unexpired and outstanding under the Castlight Equity Incentive Plans that has not yet been settled will be converted into and substituted for the right to receive an amount equal to the product of (x) the number of Shares issuable under such RSU multiplied by (y) the Offer Price (the “Unvested RSU Consideration” and, together with the Vested RSU Consideration, the “RSU Cash Consideration”). The Unvested RSU Consideration will not be paid at the Effective Time, but instead will be paid, subject to applicable withholding, in accordance with the original vesting schedule of such awards (with full acceleration of any unvested portion thereof if, within 12 months following the Effective Time, the employee is terminated without cause or the employee resigns for good reason (as set forth in the 2014 Plan and as “cause” and “good reason” are defined in the 2014 Plan), or such greater protection as may apply under any applicable employment or severance agreement) and otherwise subject to generally the same terms and conditions as applied to the awards prior to the Effective Time.

Treatment of Castlight Performance Restricted Stock Units

In connection with the Transactions, each Castlight PRSU was deemed earned at 75% achievement on January 12, 2022, and the portion so earned was converted into a time-based Castlight RSU at such time in accordance with the time-based vesting schedule set forth in the PRSU award agreement. Consequently, each earned PRSU shall be treated as a Castlight RSU as set forth above.

ESPP

Our executive officers, together with other eligible employees, are eligible to participate in the ESPP, which permits the purchase of Shares at a price per Share not less than the lesser of (a) an amount equal to 85% of the fair market value of a Share on the applicable offering date and (b) an amount equal to 85% of the fair market value of a Share on the applicable purchase date. Pursuant to the Merger Agreement, no new participants will be permitted to commence participation in the ESPP after January 4, 2022, and participants may not increase their payroll deductions or purchase elections from those in effect as of January 4, 2022. Except for the offering or purchase period under the ESPP that is in effect on January 4, 2022 (the “Final Offering Period”), no offering or purchase period will commence or be extended following January 4, 2022. If the Effective Time occurs prior to March 1, 2022, Castlight will provide for an earlier exercise date which will be as close to the Effective Time as is administratively practicable. If the Effective Time occurs after March 1, 2022, the period for payroll deductions and purchase of stock pursuant to the ESPP through February 28, 2022 (the end of the current purchase period) will not be changed. The ESPP will terminate no later than immediately prior to and effective as of the Effective Date, subject to the consummation of the Merger.

Table of Equity-Related Payments

The following tables shows the estimated cash amounts that each current executive officer and current director of Castlight would be eligible to receive (before deduction of applicable withholding taxes) in connection with the Merger with regard to (i) the number of vested and unvested Castlight options and (ii) the number of unvested Castlight RSUs, in each case held by each director and executive officer. As noted above, all then-unvested, outstanding Castlight RSUs that are held by non-employee directors will be accelerated in full immediately prior to the Effective Time.

The estimated cash values in the tables below are based on the Offer Price of $2.05 per Share. The tables also assume that the number of vested and unvested outstanding Castlight Compensatory Awards held by each Castlight executive officer and director at the Effective Time will equal the number of vested and unvested Castlight Compensatory Awards that were outstanding as of January 12, 2022, the latest practicable date to determine such amounts before the filing of this Schedule 14D-9. Accordingly, these numbers do not reflect any future exercises, forfeitures, or additional vesting that may occur between January 12, 2022 and the Effective Time. The table also reflects the fact that, as of January 12, 2022, there were no vested and unsettled RSUs.

As discussed above, the performance for all outstanding Castlight PRSUs was deemed achieved at 75% on January 12, 2022, and at such time the earned Castlight PRSUs were converted into time-based Castlight RSUs, which Castlight RSUs are included in the RSU table below.

	Vested Options		Unvested Options
Name	Number of Underlying Shares (#)(1)	Option Cash Consideration Payable ($)(2)	Number of Underlying Shares (#)(3)	Potential Cash Replacement Amount Payable ($)(4)	Total Potential Cash Consideration Payable for Outstanding Stock Options ($)(5)
Executive Officers:
Maeve O’Meara	156,254	160,959.16	191,246	198,895.84	359,855.00
Will Bondurant	130,010	82,133.80	128,260	80,803.80	162,937.60

Non-Employee Directors:
Bryan Roberts	—	—	—	—	—
Seth Cohen	—	—	—	—	—
Michael Eberhard	—	—	—	—	—
David Ebersman	—	—	—	—	—
Ed Park	—	—	—	—	—
David B. Singer	—	—	—	—	—
Kenny Van Zant	—	—	—	—	—
Judith K. Verhave	—	—	—	—	—

(1)	This column includes the number of shares of Castlight common stock subject to vested options that are being converted into a right to receive the Option Cash Consideration.
(2)

The estimated value in this column is equal to the number of Shares underlying such vested options multiplied by the excess of (A) the Offer Price over (B) the per share exercise price of such vested option. The amounts will be paid within three business days of the Effective Time (subject to applicable withholding).

(3)	This column includes the number of shares of Castlight common stock subject to unvested options that are being converted into a right to receive the Option Cash Consideration.
(4)

The estimated value in this column is equal to the number of Shares underlying such unvested options multiplied by the excess of (A) the Offer Price over (B) the per share exercise price of such unvested option. The amount will be paid (subject to applicable withholding) pursuant to the original vesting schedule so long as such executive officer remains employed through each applicable vesting date, subject to acceleration as noted below in the section entitled “—Golden Parachute Compensation.”

(5)

The estimated value in this column is equal to (A) the total number of Shares underlying outstanding stock options that are being converted into a right to receive the Option Cash Consideration multiplied by (B) the excess of (x) the Offer Price over (y) the per share exercise price of such options. The total Option Cash Consideration will, if vested, be paid within three business days of the Effective Time (subject to applicable withholding), and if unvested, will be paid (subject to applicable withholding) over the original vesting schedule so long as such executive officer remains employed through each applicable vesting date, subject to acceleration as noted below in the section entitled “—Golden Parachute Compensation.”

	Unvested Castlight RSUs Accelerating at the Effective Time		Unvested Castlight RSUs Not Accelerating at the Effective Time
Name	Number of Underlying Shares (#)(1)	RSU Cash Consideration Payable ($)(2)	Number of Underlying Shares (#)(3)	Potential Cash Amount Payable ($)(4)	Total RSU Potential Cash Amount Payable ($)(5)
Executive Officers:
Maeve O’Meara	—	—	1,840,663	3,773,359.15	3,773,359.15
Will Bondurant	—	—	609,316	1,249,097.80	1,249,097.80

Non-Employee Directors:
Bryan Roberts	35,354	72,475.70	—	—	72,475.70
Seth Cohen	35,354	72,475.70			72,475.70
Michael Eberhard	44,104	90,413.20	—	—	90,413.20
David Ebersman	35,354	72,475.70	—	—	72,475.70
Ed Park	35,354	72,475.70	—	—	72,475.70
David B. Singer	35,354	72,475.70	—	—	72,475.70
Kenny Van Zant	35,354	72,475.70	—	—	72,475.70
Judith K. Verhave	35,354	72,475.70	—	—	72,475.70

(1)

This column includes the number of shares of Castlight common stock subject to unvested RSUs for non-employee directors that are being accelerated immediately prior to the Effective Time and that are being converted into a right to receive the Vested RSU Consideration.

(2)

The estimated value in this column is equal to the number of Shares underlying such unvested RSUs for non-employee directors that are being accelerated immediately prior to the Effective Time multiplied by the Offer Price. This amount will be paid within three business days of the Effective Time.

(3)

This column includes the number of shares of Castlight common stock subject to unvested RSUs that are not being accelerated immediately prior to the Effective Time and that are being converted into a right to receive the Unvested RSU Consideration. This column includes 397,500 and 64,125 PRSUs for Ms. O’Meara and Mr. Bondurant, respectively, that were deemed earned on January 12, 2022 and were converted into time-based RSUs at such time at 75% achievement.

(4)

The estimated value in this column is equal to the number of Shares underlying such unvested RSUs multiplied by the Offer Price. The amount will be paid (subject to applicable withholding) pursuant to the original vesting schedule so long as such executive officer remains employed through each applicable vesting date, subject to acceleration as noted below in the section entitled “—Golden Parachute Compensation.”

(5)

The estimated value in this column is equal to the total number of Shares underlying outstanding RSUs that are being converted into a right to receive RSU Cash Consideration multiplied by the Offer Price. The total RSU Cash Consideration will, if vested, be paid (subject to applicable withholding) within three business days of the Effective Time, and if unvested, will be paid (subject to applicable withholding) over the remaining vesting schedule so long as such executive officer remains employed through each applicable vesting date, subject to acceleration as noted below in the section entitled “—Golden Parachute Compensation.”

Agreements or Arrangements with Executive Officers of Castlight

Castlight entered into Executive Severance Agreements with each of its executive officers that provide for certain payments and benefits to be provided to the executive officers in the event of termination of employment under certain circumstances, as described in greater detail below.

Executive Severance Agreements

Castlight has entered into Executive Severance Agreements with each of its executive officers, each of which provides for the following separation benefits upon a termination of the executive officer’s employment without “cause” or by the executive officer for “corporate transaction period good reason” (as such terms are defined in each executive officer’s Executive Severance Agreement and as described below) within the period commencing three months prior to a change in control of Castlight and ending 12 months following a change in control of Castlight (such period, the “Corporate Transaction Period”), subject to the executive officer’s execution and non-revocation of a release of claims in favor of Castlight:

•	24 months (in the case of Ms. O’Meara) or 12 months (in the case of Mr. Bondurant) of the executive officer’s then-current monthly base salary, payable in a lump sum;

•	a cash benefit in lieu of continued medical benefits under COBRA, for 24 months (in the case of Ms. O’Meara) or 12 months (in the case of Mr. Bondurant), payable in a lump sum; and

•	100% acceleration of vesting of all then-outstanding equity awards.

The Merger will constitute a “corporate transaction” for purposes of the Executive Severance Agreements.

For purposes of the Executive Severance Agreements, “cause” means any of the following:

•

the executive has been convicted of or pled guilty to a felony (under the laws of the United States or any relevant state, or a crime or offense under the applicable laws of any relevant foreign jurisdiction);

•	the executive has engaged in acts of fraud, dishonesty or other acts of willful misconduct in the course of his or her duties with Castlight;

•	the executive’s gross misconduct in connection with the performance of his or her duties;

•	the executive’s breach of his or her fiduciary duty to Castlight;

•

the executive’s failure to cooperate with Castlight in any investigation or formal proceeding or the executive being found liable in a SEC enforcement action or otherwise being disqualified from serving in his or her role;

•	the executive willfully failing to comply with reasonable directives of Castlight without a reasonable belief the failure to comply was in the best interest of Castlight;

•

a material breach by the executive of any contract the executive is party to with Castlight; provided, however, that if the breach is reasonably susceptible to cure, the executive will be entitled to receive at least 30 days to cure the breach fully after receiving written notice from Castlight; or

•

unauthorized use or disclosure by the executive of any proprietary information or trade secrets of Castlight or any other party to whom the executive owes an obligation of nondisclosure as a result of his or her relationship with Castlight.

For purposes of the Executive Severance Agreements, “corporate transaction period good reason” means the occurrence of any of the following without the executive officer’s consent within the Corporate Transaction Period (subject to an opportunity to cure as set forth in the Executive Severance Agreements):

•	any reduction in the executive’s rate of base salary or the target bonus amount that the executive is eligible to receive;

•	a relocation of the executive’s principal office with Castlight of more than 50 miles from its current location;

•	a material reduction in the executive’s duties, authority, reporting relationship or responsibilities, including:

(1) the assignment of responsibilities, duties, reporting relationship or position that are not at least the substantial functional equivalent of the executive’s position occupied immediately preceding the Corporate Transaction (as defined in the Executive Severance Agreements), including the assignment of responsibilities, duties, reporting relationship or position that are not in a substantive area that is consistent with the executive’s experience and the position occupied prior to the Corporate Transaction; or

(2) a material diminution in the budget and number of subordinates over which the executive retains authority;

•	a material violation by Castlight of a material term of any employment, severance, or change of control agreement between the executive and Castlight; or

•	failure by a successor entity to assume the Executive Severance Agreement.

The Executive Severance Agreements also provide for a “best-net” after-tax cutback under Section 280G of the Internal Revenue Code of 1986, as amended (“Section 280G”), whereby in the event any amounts provided for in the Executive Severance Agreements or otherwise payable to the executive officer would constitute “parachute payments” within the meaning of Section 280G, and could be subject to the related excise tax, the executive officer will be entitled to receive either full payment of benefits or such lesser amount that would result in no portion of the benefits being subject to an excise tax, whichever results in the greater amount of after-tax benefits to the executive officer.

The Executive Severance Agreements also provide for certain separation benefits upon a termination of employment without “cause” or for “good reason” occurring outside of the Corporate Transaction Period, which separation benefits are not described in this Schedule 14D-9.

Agreements or Arrangements with Directors of Castlight

The 2014 Plan provides that all then-outstanding and unvested Castlight RSUs granted to non-employee directors will accelerate and vest in full immediately prior to a “Corporate Transaction” (as defined under the 2014 Plan). The consummation of the Transactions will constitute a “Corporate Transaction” under the 2014 Plan. See above the section entitled “—Effect of the Offer and the Merger Agreement on Castlight Equity Incentive Plans, Castlight Compensatory Awards and the ESPP” for further detail.

Effect of Merger Agreement on Employee Benefits

For a period of one year following the Effective Time, Vera will provide or cause the Surviving Corporation to provide to each individual who is employed by Castlight immediately prior to the Effective Time and who continues employment with Vera or the Surviving Corporation (each, a “Company Employee”): (1) a base salary or wage rate, target cash incentive opportunity, and severance compensation and severance benefits that, in each case, is no less favorable than those provided to such Company Employee by Castlight as of immediately prior to the Effective Time; and (2) employee benefits (excluding equity and equity-based awards, long-term incentives, defined benefit pension, nonqualified deferred compensation, and retiree or post-termination welfare benefits or compensation) that are substantially similar to those provided to similarly situated employees of Vera and its affiliates.

Vera will honor and pay all bonuses earned during the fiscal year ended December 31, 2021 pursuant to the Castlight bonus and incentive plans that are in place as of the Effective Time, in such aggregate amounts not to exceed a scheduled limit.

All Company Employees will be eligible to continue to participate in the Surviving Corporation’s health and welfare benefit plans (to the same extent such Company Employees were eligible to participate under the analogous health and welfare benefit plans of Castlight immediately prior to the Effective Time); provided that (i) rights of Vera, its affiliates or the Surviving Corporation to amend, modify, or terminate, in accordance with its terms, any benefit or compensation plan, policy, program, agreement, contract, or arrangement at any time assumed, established, sponsored, or maintained by any of them will not be limited, and (ii) if Vera or the Surviving Corporation terminates any such health or welfare benefit plan in which the Company Employees are eligible to participate after the Effective Time in the plan year in which the Effective Time occurs, then the Company Employees will be eligible to participate in the Surviving Corporation’s (or a subsidiary’s) health and welfare benefit plans to the extent that coverage under such plans is replacing analogous coverage under a Castlight employee benefit plan in which such Company Employees participated immediately before the Effective Time. To the extent that service is relevant under any benefit plan of Vera or subsidiary of Vera and/or the Surviving Corporation (excluding any plan, program, policy, agreement, or arrangement that provides any Excluded Benefit (as defined in the Merger Agreement) other than post-termination severance compensation and severance benefits), then Vera will ensure that such benefit plan will, for purposes of eligibility to participate, vesting, and with respect to severance compensation and vacation benefits only, entitlement to benefits, credit Company Employees for their years of service recognized by Castlight prior to the Effective Time; provided that, no credit for any service will be required that would result in duplication of benefits and such credit shall only be given to the same extent that such service was recognized prior to the Effective Time under the corresponding benefit plan of Castlight. With respect to any group medical plan maintained by Vera or its subsidiaries in which the Company Employees participate following the Effective Time and in the plan year in which the Effective Time occurs, Vera shall, and shall cause the Surviving Corporation and any of the other subsidiaries of Vera to use commercially reasonable efforts to (i) waive any eligibility requirements or pre-existing condition limitations or waiting period requirements under any such group health plans to the same extent waived or satisfied under any corresponding Castlight employee benefit plan in which such Company Employee participated immediately prior to the Effective Time, and (ii) give effect, in determining any deductible, co-insurance, and maximum out-of-pocket limitations under such group health plans in the plan year in which the Effective Time occurs, to amounts paid by such Company Employees during the portion of the year prior to the Effective Time under the Castlight employee benefit plans.

Indemnification and Insurance

Pursuant to the terms of the Merger Agreement, Castlight’s directors and officers (including each of Castlight’s executive officers) will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from Castlight for a period of time following the Effective Time. Such indemnification and insurance coverage is further described below in the section entitled “—Effect of the Merger on Director and Officer Indemnification and Insurance.”

Golden Parachute Compensation

Background

In this Schedule 14D-9, Castlight is required to disclose any agreement or understanding, whether written or unwritten, between Castlight’s named executive officers and Castlight or Vera concerning any type of compensation, whether present, deferred, or contingent, that is based upon or otherwise relates to the Transactions.

Aggregate Amounts of Potential Compensation

The table below sets forth the information required by Item 402(t) of Regulation S-K regarding compensation and benefits for each named executive officer of Castlight that is based upon or otherwise related to the Transactions. The terms and conditions of the compensation and benefits set forth below are described in greater detail under the section above entitled “—Agreements or Arrangements with Executive Officers of Castlight” and such descriptions are incorporated herein by reference.

For purposes of calculating the potential payments set forth in the table below, Castlight has assumed that (i) the Effective Time occurs on January 12, 2022; (ii) each named executive officer’s employment is terminated by

Castlight without cause or by the named executive officer for “corporate transaction period good reason” (as defined in the Executive Severance Agreements) at the Effective Time, and (iii) each executive officer’s unvested Castlight Compensatory Awards held on January 12, 2022 will equal the number of unvested Castlight stock options, unvested Castlight RSUs and unvested Castlight PRSUs held by such executive officer on the closing of the Merger (such that any vesting, exercises, grants or forfeitures occurring between January 12, 2022 and the Effective Time will not be captured in the table below). Severance payments have been calculated based on the named executive officer’s current base salary, current target bonus opportunity (if applicable), and estimated maximum benefits that could be payable under Castlight’s benefit plans based on current elections. None of Castlight’s named executive officers will receive pension or non-qualified deferred compensation in connection in the Merger. Regardless of the manner in which each named executive officer’s employment terminates, each named executive officer is entitled to receive amounts already earned during the term of his or her employment, such as base salary earned through the date of termination, the annual bonus earned with respect to the year ended December 31, 2021, and any such earned amounts are not included in the table below.

The amounts shown in the table below do not attempt to quantify any reduction that may be required as a result of any “best-net” Section 280G cutback as described above in the section entitled “—Agreements or Arrangements with Executive Officers of Castlight.” The amounts shown in the table below are estimates only, as the actual amounts that may be paid upon an individual’s termination of employment or upon the Effective Time, as applicable, can only be determined at the actual time of such termination or upon the Effective Time, as applicable, and accordingly the ultimate values to be received by a named executive officer in connection with the Merger may differ from the amounts set forth below.

For additional details regarding the terms of the payments quantified below, see the section entitled “—Agreements or Arrangements with Executive Officers of Castlight” and the section entitled “—Effect of the Offer and the Merger Agreement on Castlight Equity Incentive Plans, Castlight Compensatory Awards and the ESPP.”

Golden Parachute Compensation

Executive Officer	Cash ($)(1)	Equity ($)(2)	Total ($)(3)
Maeve O’Meara	1,044,077	3,972,254.99	5,016,331.99
Will Bondurant	364,386	1,329,901.60	1,694,287.60

(1)

Cash. Represents the value of (1) the estimated cash severance payments payable under the applicable named executive officer’s Executive Severance Agreement (i.e., the cash severance payments payable upon a termination of employment without cause or a corporate transaction period good reason resignation during the Corporate Transaction Period (as defined in the Executive Severance Agreements)); and (2) the estimated value of COBRA payments to which each named executive officer may become entitled under his or her Executive Severance Agreement based on such executive’s current benefit elections, in each case (1) or (2) provided that the executive signs and does not revoke a release of claims in connection with such termination, as described above in the section entitled “—Agreements or Arrangements with Executive Officers of Castlight.” The severance amounts in this column are all “double trigger” in nature, which means that payment of these amounts is conditioned upon a qualifying termination of employment within the Corporate Transaction Period. The table below sets forth the breakdown of these components for each named executive officer’s cash severance payments, calculated based on the values in effect on January 12, 2022.

Name	Annual Base Salary ($)	Annual COBRA Cost ($)	Severance Multiple	Total ($)
Maeve O’Meara	500,000	44,970	2.0	1,044,077
Will Bondurant	357,500	7,197	1.0	364,386

As described above in the section entitled “—Agreements or Arrangements with Executive Officers of Castlight,” the value of the severance payments payable to each named executive officer under such officer’s Executive Severance Agreement will be lower in the event of a qualifying termination of employment outside of the Corporate Transaction Period. Such reduced amounts are not shown in the table above.

(2)	Equity. Represents the maximum aggregate payments to be made in respect of unvested options, unvested RSUs and unvested PRSUs at the Effective Time.

The treatment of unvested options, unvested RSUs and unvested PRSUs in the Transactions is described above in the section entitled “—Effect of the Offer and the Merger Agreement on Castlight Equity Incentive Plans, Castlight Compensatory Awards and the ESPP,” and the values attributable to such awards in this column assume each named executive officer’s unvested Castlight stock options, unvested Castlight RSUs, and unvested Castlight PRSUs accelerate pursuant to the Executive Severance Agreements immediately prior to the Effective Time. The acceleration is “double-trigger” in nature, meaning that it will occur only upon a qualifying termination of employment within the Corporate Transaction Period. For purposes of this section, the Castlight RSUs and the Castlight PRSUs have been separately identified although, as discussed above, the PRSUs are now only subject to time-based vesting and will be treated in the same manner as RSUs at the Effective Time.

The estimated number of shares subject to unvested Castlight stock options, unvested RSUs, and unvested PRSUs that are deemed for purposes of this section to accelerate at the Effective Time upon a qualifying termination of employment and the Option Cash Consideration and RSU Cash Consideration, and cash consideration associated with such Castlight stock options, Castlight RSUs, and Castlight PRSUs are quantified for each named executive officer in the table below and are calculated based on outstanding equity awards held as of January 12, 2022. For purposes of the table below, PRSUs and RSUs have been separately identified even though, as noted above, the PRSUs are now only subject to time-based vesting and will be treated in the same manner as RSUs at the Effective Time.

Name	Number of Shares Underlying Unvested Stock Options (#)	Option Cash Consideration in respect of Unvested Options ($)	Number of Shares Underlying Unvested RSUs (#)	RSU Cash Consideration in respect of Unvested RSUs ($)	Number of Shares Underlying Unvested Castlight Earned PRSUs (#)	PRSU Cash Consideration in respect of Unvested Castlight Earned PRSUs ($)	Total (#)	Total ($)
Maeve O’Meara	191,246	198,895.84	1,443,163	2,958,484.15	397,500	814,875	2,031,909	3,972,254.99
Will Bondurant	128,260	80,803.80	545,191	1,117,641.55	64,125	131,456	737,576	1,329,901.60

As noted above, in connection with the Transactions and per the terms of the Merger Agreement, the unvested PRSUs were deemed earned at 75% achievement, which was the estimated actual achievement. However, if the actual achievement were less than 75%, all of the PRSUs would have (absent the deemed achievement at 75%) been forfeited. Therefore, all of the unvested PRSUs that were earned in connection with the Transaction (as set forth in table above) may not have been earned. On February 16, 2022, 33% of the earned PRSUs vest and the balance vests in equal quarterly installments over the following two years based solely on time vesting, subject to the named executive officer’s continued employment through each applicable vesting date. See above section entitled “—Effect of the Offer and the Merger Agreement on Castlight Equity Incentive Plans, Castlight Compensatory Awards and the ESPP” for additional detail.

(3)

The following table shows, for each named executive officer, the amounts of golden parachute compensation that are single or double trigger in nature. Per the terms of the Merger Agreement, each PRSU was deemed earned at 75% achievement on January 12, 2022, without which there was a chance that the PRSUs could have been forfeited in the event actual achievement was not attained at 75%. Notwithstanding the foregoing, all outstanding unvested PRSUs are deemed to be double-trigger, not single-trigger, awards because they generally require termination of employment in order to vest in the earned portion of the

PRSUs. For reference, the number and value of the unvested PRSUs that were determined to be earned on January 12, 2022 is set forth in the table in footnote (2) above.

Name	Single Trigger ($)	Double Trigger ($)
Maeve O’Meara	N/A	5,016,332
Will Bondurant	N/A	1,694,288

Effect of the Merger on Director and Officer Indemnification and Insurance

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law.

Castlight’s amended and restated certificate of incorporation includes provisions that limit the liability of its directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Accordingly, Castlight’s directors will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of the director’s duty of loyalty to Castlight or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

Castlight’s amended and restated certificate of incorporation and amended and restated bylaws also provide that Castlight will indemnify its directors and officers to the fullest extent permitted by Delaware law, subject to very limited exceptions. Castlight’s amended and restated certificate of incorporation and amended and restated bylaws also permit it to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions as Castlight’s officer, director, employee or agent, regardless of whether Delaware law would permit indemnification.

In addition, Castlight has entered into separate indemnity agreements with its directors and executive officers that require it, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or executive officers and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. Notwithstanding the foregoing, Castlight is not obligated to indemnify such director or executive officer in certain circumstances, including for any claim for which payment has been received by or on behalf of such director or executive officer under any insurance policy or other indemnity provision, for an accounting of profits made from the purchase and sale by such director or executive officer of securities of Castlight within the meaning of Section 16(b) of the Exchange Act or similar provisions of any federal, state, or local statutory law, or in connection with any proceeding voluntarily initiated by such director or executive officer, and certain other situations. This description of the indemnity agreements entered into between Castlight and each of its directors and executive officers is qualified in its entirety by reference to the form of indemnification agreement filed as Exhibit (e)(10) hereto, which is incorporated herein by reference.

The Merger Agreement provides that for six (6) years after the Effective Time, the Surviving Corporation and Vera will, to the fullest extent permitted by applicable laws: (i) indemnify and hold harmless each person who is at the date of the Merger Agreement, was previously, or during the period from the date hereof through the Effective Time will be, serving as a director, officer or employee of Castlight or any of its subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of or for the benefit of Castlight or any of its subsidiaries (collectively, the “Covered Persons”) in connection with any D&O Claim (as defined in the Merger Agreement) and any losses, claims, damages, liabilities, judgments, fines, penalties, amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) and out-of-pocket attorneys’ fees and all other out-of-pocket costs relating to or resulting from such D&O Claim. In addition, from the Effective Time and for a period of six (6) years thereafter, each of the Surviving Corporation and Vera shall advance costs and expenses (including attorneys’ fees) as incurred by any Covered Person in connection with any D&O Claim promptly (and in any event within ten (10) days) after receipt by Vera of a written request for such advance to the fullest extent permitted under applicable law; provided, that the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined (after exhausting all available appeals) that such person is not entitled to indemnification. Additionally, for not less than six (6) years from and after the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to exculpation, limitations on liability of Covered Persons, indemnification of and advancement of expenses to Covered Persons than are set forth as of the date of the Merger Agreement in the charter and the bylaws.

The Merger Agreement further provides that at Castlight’s option and expense (after prior consultation with Vera), or if Vera requests, prior to the Effective Time, Castlight may purchase (and pay in full the aggregate premium for) a six (6)-year prepaid “tail” insurance policy (which policy by its express terms shall survive the Offer and the Merger) of at least the same coverage and amounts and containing terms and conditions that are no less favorable to the covered individuals as Castlight’s and its subsidiaries’ existing directors’ and officers’ insurance policy or policies with a claims period of six (6) years from the Effective Time for D&O Claims arising from facts, acts, events or omissions that occurred on or prior to the Effective Time; provided that the aggregate premium for such tail policy shall not exceed three hundred percent (300%) of the annual premium amount paid by Castlight and its subsidiaries for such insurance during the most recent calendar. Vera and the Surviving Corporation shall cause any such policy (whether obtained by Vera, Castlight or the Surviving Corporation) to be maintained in full force and effect, for its full term, and Vera shall cause the Surviving Corporation to honor all its obligations thereunder.

The rights to advancement, exculpation, and indemnification above will survive the consummation of the Merger, will be binding on all successors and assigns of the surviving corporation and Vera, and are intended to benefit, and will be enforceable by, each Covered Person and his or her heirs or representatives.

Section 16 Matters

Prior to the Offer Acceptance Time, Castlight and the Board shall take all actions to the extent necessary or as may be reasonably requested by any party to the Merger Agreement in connection with the Merger Agreement to cause the Transactions and any and all dispositions or cancellations of equity securities of Castlight (including any deemed dispositions or cancellations and any derivative securities with respect to any equity securities of Castlight) held by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Castlight, and who would otherwise be subject to Rule 16b-3 under the Exchange Act, to be exempt under Rule 16b-3 under the Exchange Act.

Item 4. The Solicitation or Recommendation

Recommendation of the Board

After careful consideration, including a thorough review of the terms and conditions of the Offer in consultation with Castlight management and its legal and financial advisors, on January 4, 2022, the Board, among other things, unanimously (1) determined that the Offer, the Merger, and the other Transactions are fair to and in the best interests of Castlight and its stockholders; (2) approved and declared advisable the execution and delivery of the Merger Agreement by Castlight, and the consummation of the Transactions, the performance by Castlight of its covenants and other obligations in the Merger Agreement, and the consummation of the Transactions upon the terms and subject to the conditions set forth in the Merger Agreement; (3) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and other relevant provisions of the DGCL; and (4) resolved to recommend that Castlight’s stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer on terms and subject to the conditions set forth in the Merger Agreement.

For the reasons described below, the Board unanimously recommends that Castlight’s stockholders accept the Offer and tender their Shares to Purchaser in the Offer.

In reaching the conclusions and in making the recommendation described above, the Board took into account a number of reasons, described under the section entitled “—Background of the Merger Agreement; Reasons for the Recommendation—Reasons for the Recommendation of the Castlight Board.”

A copy of the joint press release issued by Vera and Castlight, dated January 5, 2022, announcing the execution of the Merger Agreement is filed as Exhibit (a)(1)(F) and is incorporated herein by reference.

A copy of the press release of Vera, announcing the launch of the Offer, dated January 19, 2022 is filed as Exhibit (a)(1)(G) and is incorporated herein by reference.

Background of the Merger Agreement; Reasons for Recommendation

Background of the Merger Agreement

As part of Castlight’s ongoing consideration and evaluation of its long-term prospects and strategies, the Board and Castlight senior management regularly review and assess Castlight’s business plans and objectives, with the goal of enhancing stockholder value. As part of its assessment, the Board has considered and evaluated a variety of strategies, including the continued execution of Castlight’s strategy as a stand-alone company and a sale of Castlight to a third party.

In 2018, the Board engaged a financial advisor to assist the Board in its assessment of strategic options to enhance stockholder value and initiated a process to solicit interest in an acquisition of Castlight from a range of strategic parties and financial sponsors. In January 2019 Castlight and its financial advisor, acting at the direction of the Board, contacted a number of parties to gauge their interest in a potential strategic transaction with Castlight. Three parties submitted initial non-binding proposals to acquire Castlight, but in March 2019, each party informed Castlight that it would not be proceeding.

Following this strategic process, the Board determined to seek to enhance stockholder value through a strategy of focusing on strengthening and broadening its stand-alone business. In July 2019, Castlight appointed Maeve O’Meara as its new chief executive officer and from August 2019 to October 2019, Castlight senior management sought to expand Castlight’s strategic and channel partner relationship with Anthem, Inc. (“Anthem”). On October 19, 2019, Castlight and Anthem entered into an agreement (the “Anthem Agreement”) which, among other things, granted Anthem an enterprise license to deploy a Castlight-powered health navigation application to Anthem customers in exchange for fixed license fees of approximately $168 million from January 1, 2020 through June 30, 2022. In addition, Castlight deployed significant resources toward developing and expanding Castlight’s commercial footprint by selling Castlight products and technology directly to health plan customers, in addition to the large self-insured employers that had historically been Castlight’s target customers, as well as expanding Castlight’s product offerings for employers to include high-touch advocacy services, marketed as Care Guides.

In January 2021, three parties (“Party A,” “Party B” and “Party C”) contacted Castlight’s senior management on an unsolicited basis to express interest in discussing a potential business combination transaction.

On January 26, 2021, the Board met, together with members of Castlight’s senior management and representatives of Fenwick & West LLP (“Fenwick & West”), the Board’s outside legal advisor. During the meeting, the Board discussed the evolving strategic landscape in Castlight’s industry and Castlight’s position within that landscape, the challenges of continuing to operate as an independent company, market conditions, Castlight’s competitive environment and challenges, and potential strategic partners. In addition, the Board discussed Castlight’s relationship with Anthem, the likelihood that Castlight’s financial performance would materially decrease after July 2022 if Castlight was unable to renew the Anthem Agreement or if such renewal contained terms that were less favorable to Castlight, and the risk that this agreement might not be renewed on favorable terms. Following this discussion, the Board considered third parties that might be interested in discussing an acquisition of Castlight and that would have sufficient financial resources to consummate such a transaction, and the potential that such parties would see less value in Castlight as the expiration of its commercial relationship with Anthem drew closer. The Board also discussed the three unsolicited expressions of interest that had been received in January 2021. A representative of Fenwick & West then reviewed with the Board its fiduciary duties in connection with a strategic process to solicit proposals to acquire Castlight. The Board then established a strategic review committee (the “Strategic Review Committee”), consisting of directors David Ebersman, Maeve O’Meara, Ed Park, Bryan Roberts and David Singer, to evaluate strategic alternatives for Castlight, including a potential sale of Castlight to a third party or continued execution of Castlight’s business plan as a standalone company, to evaluate prospective financial advisors to the Board, and to assist the Board in overseeing a strategic process and evaluating potential sale opportunities. The Board directed Castlight’s senior management and the Strategic Review Committee to contact potential financial advisors about a potential engagement, and authorized the Strategic Review Committee to select a financial advisor to advise the Board on a potential sale of Castlight to a third party.

Following this meeting, Ms. O’Meara, Castlight’s chief executive officer, and other directors spoke with representatives of several investment banking firms regarding their perspectives on, and qualifications to assist Castlight with, a sale process.

On February 5, 2021, the Strategic Review Committee met, together with members of Castlight’s senior management and a representative of Fenwick & West. The Strategic Review Committee considered the qualifications of the potential financial advisors. Following that discussion, the Strategic Review Committee approved the engagement of William Blair & Company L.L.C. (“William Blair”) as a financial advisor to Castlight, based on William Blair’s experience, expertise, reputation and knowledge of Castlight’s business and market.

On February 11, 2021, the Strategic Review Committee met, together with members of Castlight’s senior management and representatives of Fenwick & West and William Blair. During the meeting, representatives of William Blair discussed with the Strategic Review Committee certain preliminary financial perspectives on Castlight, considerations in designing a process to evaluate potential third-party interest and maximize value in a strategic transaction, and third parties who would potentially be interested in acquiring Castlight.

On February 16, 2021, Castlight executed an engagement letter with William Blair pursuant to which William Blair would serve as Castlight’s financial advisor in connection with a potential sale transaction.

On February 24, 2021, Ms. O’Meara discussed a potential strategic transaction with the chief executive officer of Party A.

On March 3, 2021, the Board held a regularly scheduled meeting, together with members of Castlight’s senior management and a representative of Fenwick & West. Representatives of William Blair joined the meeting and discussed with the Board potential parties that were likely to be the most interested in acquiring Castlight, and the best tactics for approaching such parties. After this discussion, the Board determined to focus the process initially on a limited number of parties that the Board believed were the most likely to be interested in acquiring Castlight, including Party A, Party B, Party C and one other party (“Party D”).

On March 9, 2021, Ms. O’Meara spoke with a representative of Party C, and discussed the potential interest of that party in an acquisition of Castlight. Party C, a private equity sponsor that had a portfolio company that could potentially benefit from synergies with Castlight’s business, was one of the three parties that had made a non-binding proposal to acquire Castlight in March 2019, and was one of the parties that had expressed interest in discussing a potential business combination transaction in January 2021.

On March 14, 2021, Ms. O’Meara spoke with a senior executive of Anthem and discussed whether Anthem may be interested in pursuing a potential acquisition of Castlight.

On March 16, 2021, Ms. O’Meara met in person with senior executives of Anthem. During this meeting, Ms. O’Meara and Anthem executives discussed Anthem’s priorities and expectations with regard to a potential renewal of the Anthem Agreement, and Ms. O’Meara also raised the possibility of a potential acquisition of Castlight by Anthem. The Anthem executives expressed support for a renewal of the Anthem Agreement and provided guidance regarding a process for continued discussions between the Castlight and Anthem teams regarding renewal terms. The Anthem executives did not express interest in pursuing an acquisition of Castlight, but said they would follow up on the discussion at a later date.

Following this meeting, Castlight and Anthem engaged in ongoing discussions regarding a potential renewal of the Anthem Agreement, based on the support Anthem had expressed for a renewal in the March 16, 2021 meeting, including the potential to expand the parties’ strategic collaboration to include additional Castlight product offerings such as Care Guides.

On March 17, 2021, Ms. O’Meara spoke with the chief executive officer of Party B regarding a potential transaction, and the chief executive officer agreed to meet the following week to continue the discussion about a potential transaction.

On March 18, 2021, a senior executive of Anthem informed Ms. O’Meara that Anthem was not interested in pursuing an acquisition of Castlight.

On March 19, 2021, Ms. O’Meara spoke with the chief executive officer of Party D about a potential transaction involving Party D and Castlight, and the chief executive officer agreed to meet the following week to continue a discussion about a potential transaction.

Also on March 19, 2021, the Strategic Review Committee met, together with members of Castlight’s senior management and representatives of Fenwick & West and William Blair. Ms. O’Meara and representatives of William Blair updated the Strategic Review Committee on its discussions with strategic parties, and the Strategic Review Committee determined that Castlight should continue discussions with the parties that had been contacted and encourage them to submit a proposal to acquire Castlight.

On March 23, 2021, Ms. O’Meara spoke with a representative of Party D and discussed the potential synergies of a business combination of Castlight and Party D. On the same date, a representative of Party A informed Ms. O’Meara that Party A was not interested in submitting a proposal to acquire Castlight.

On March 29, 2021, Ms. O’Meara spoke with the chief executive officer of a party (“Party E”), who expressed interest in submitting a proposal to acquire Castlight, and they discussed the potential benefits of a business combination.

On April 8, 2021, Castlight entered in a confidentiality agreement with Party D, which contained a “standstill” which generally prohibited the parties receiving confidential information from making public proposals to acquire Castlight or taking similar actions (but permitted such parties to make private, non-public proposals to Ms. O’Meara or the Board) and a “fallaway” which provided that the standstill provision would no longer apply if, among other things, Castlight entered into an acquisition agreement with another party.

On April 9, 2021, members of Castlight’s senior management held a management meeting with Party D. During the meeting, members of Castlight’s senior management presented certain confidential information regarding Castlight and responded to questions from Party D.

On April 15, 2021, a representative of Party D spoke with Ms. O’Meara by telephone and informed her that Party D was not in a position to move forward with discussions regarding an acquisition transaction.

During the second half of April 2021, the members of the Strategic Review Committee engaged in multiple discussions with members of Castlight’s senior management and representatives of William Blair regarding additional parties that could potentially be interested in an acquisition of Castlight. The Strategic Review Committee determined that Castlight’s management and William Blair should focus outreach efforts on these parties, inform Anthem of the planned strategic outreach, and continue discussions with other parties contacted earlier in the process that the Strategic Review Committee believed might continue to have interest in discussing an acquisition of Castlight, and to provide initial confidential information to parties that signed a confidentiality agreement.

During the period beginning on April 29, 2021 and ending on May 27, 2021, Ms. O’Meara and representatives of William Blair contacted a group of 15 parties that had been identified regarding a potential acquisition of Castlight, including Purchaser and CD&R (the “May Outreach Parties”). Fourteen of these parties, including CD&R, entered into confidentiality agreements with Castlight. Each of these confidentiality agreements contained a standstill that would no longer apply if, among other things, Castlight entered into an acquisition agreement with another party. During this time period, Castlight and Anthem continued discussions regarding a potential renewal of the Anthem Agreement.

On May 4, 2021, Ms. O’Meara contacted the chief executive officer of Anthem to discuss, among other topics, the parties’ ongoing discussions regarding the potential renewal of the Anthem Agreement. During this conversation, Ms. O’Meara notified Anthem that Castlight was initiating a process to contact third parties to ascertain their interest in submitting proposals to acquire Castlight, and the chief executive officer of Anthem informed Ms. O’Meara that Anthem would not participate in this process and would not be making a proposal to acquire Castlight, and continued to express support for a renewal of the Anthem Agreement.

During the month of May 2021, members of Castlight’s senior management and representatives of William Blair held management meetings with Party B, Party C, Party E, Purchaser and four other May Outreach Parties. During such meetings, members of Castlight’s senior management made presentations containing confidential information regarding Castlight’s business and prospects, and responded to questions.

Beginning on May 21, 2021, upon such party’s execution of a confidentiality agreement with Castlight, representatives of William Blair provided each of the 14 May Outreach Parties who executed a confidentiality agreement with Castlight with access to an electronic data room containing certain confidential information of Castlight including, among other things, a confidential management presentation and five-year financial forecast prepared by Castlight’s management for Castlight as a standalone company (the “Q2 2021 Projections”), as described more fully below in the section entitled “—Certain Unaudited Prospective Financial Information of Castlight.” The Q2 2021 Projections were substantially consistent with financial projections that had been reviewed by the Board at meetings in November and December 2020.

On May 23, 2021, at the suggestion of a senior executive of Anthem, members of the senior management of Castlight spoke with a senior executive of Anthem and the chief executive officer of another party (“Party F”) about the potential benefits of a business combination of Castlight and Party F. During the discussion, Party F indicated that it was not yet prepared to make a proposal to acquire Castlight but it would like to continue discussions about a potential transaction at a later date.

On May 24, 2021, the Board met, together with members of Castlight’s senior management and representatives of Fenwick & West and William Blair. At the meeting, representatives of William Blair and members of Castlight’s senior management updated the Board on the progress of the strategic process, and the Board directed representatives of William Blair to solicit proposals from interested parties during the month of June.

During the month of June 2021, members of Castlight’s senior management and representatives of William Blair held management meetings with five May Outreach Parties. Also in June 2021, Purchaser and CD&R engaged in detailed financial and business due diligence with respect to Castlight.

In early June 2021, representatives of William Blair, after consultation with Castlight’s senior management and members of the Strategic Review Committee, delivered letters to each of the 12 parties who continued to express interest in submitting a proposal to acquire Castlight, including Party B, Party C and Party E, inviting the parties to submit proposals to acquire Castlight by June 24, 2021. Also in early June 2021, members of Castlight’s senior management and representatives of William Blair held management meetings with five May Outreach Parties.

On June 9, 2021, a representative of Party B informed Ms. O’Meara that it would not submit a proposal to acquire Castlight.

On June 14, 2021, William Bondurant, Castlight’s chief financial officer, spoke with a representative of a party (“Party G”), who expressed interest in submitting a proposal to acquire Castlight.

On June 16, 2021, Mr. Bondurant spoke with a representative of Party F to determine whether it would be interested in submitting a proposal to acquire Castlight, and the representative indicated that Party F was not prepared to submit a proposal at that time, but suggested it would like to resume discussions the following month.

Also on June 16, 2021, Castlight entered into a confidentiality agreement with Party G, which contained a standstill that would no longer apply if, among other things, Castlight entered into an acquisition agreement with another party. The next day, members of Castlight’s senior management held a management presentation with representatives of Party G.

On June 18, 2021, a representative of Party E informed a representative of William Blair that it would not submit a proposal to acquire Castlight.

On June 23, 2021, a representative of Party G informed a representative of Castlight that it would not submit a proposal to acquire Castlight.

On June 24, 2021, Castlight received non-binding preliminary indications of interest from Purchaser, Party C and another party, which was a portfolio company of a financial sponsor that could potentially benefit from synergies with Castlight’s business (“Party H”). Purchaser indicated an interest in an acquisition at $2.50 to $2.75 per share, Party C indicated an interest in an acquisition at $2.30 to $2.55 per share and Party H indicated an interest in an acquisition at $2.60 per share. On June 24, 2021, Castlight’s closing stock price was $2.24 per share. Each of Purchaser, Party C and Party H indicated that the proposed prices included in their indications of interest were preliminary and contingent on access to and review of more detailed due diligence materials and further discussions with Castlight management. Several of the parties that declined to provide a proposal for a transaction cited concerns about churn in Castlight’s self-insured employer customer base and concerns about the potential for a material decline in revenue following the expiration of the Anthem Agreement.

Also on June 24, 2021, members of Castlight’s senior management met with an executive of Party F to discuss the potential benefits of business combination involving Party F and Castlight.

On June 28, 2021, the Strategic Review Committee met, together with members of Castlight’s senior management and representatives of William Blair and Fenwick & West. Representatives of William Blair led a

discussion regarding material terms of the proposals received on June 24, the concerns and conditions expressed in such proposals, and the best strategy to encourage each party to deliver a firm proposal that maximized value for Castlight stockholders. Following this discussion, the Strategic Review Committee determined that Castlight senior management and representatives of William Blair should continue to engage with each party, including by holding detailed due diligence meetings, and then asking each party to submit revised proposals.

On July 9, 2021, members of Castlight’s management held detailed due diligence meetings with representatives of Purchaser and CD&R.

On July 12, 2021, William Blair sent a letter to each of Purchaser, Party C and Party H that encouraged each party to submit a revised proposal to acquire Castlight on or prior to July 29, 2021, which revised proposals should reflect that such parties had substantially completed all business due diligence of Castlight. In addition, the revised bid letter requested each party to submit a markup of a draft form of merger agreement, which was made available to each party. Also on July 12, 2021, members of Castlight’s senior management held detailed due diligence meetings with representatives of Party H.

On July 13, 2021, members of Castlight’s senior management held detailed due diligence meetings with representatives of Party C.

On July 15, 2021, a representative of a party (“Party I”) contacted a representative of William Blair on an unsolicited basis to express interest in discussing a potential acquisition of Castlight.

On July 19, 2021, Castlight entered into a confidentiality agreement with Party I, which contained a standstill that would no longer apply if, among other things, Castlight entered into an acquisition agreement with another party, and members of Castlight’s senior management held a meeting with representatives of Party I in which they discussed certain confidential information about Castlight.

On July 27, 2021, a representative of CD&R informed a representative of William Blair that Purchaser would not be submitting a revised proposal for an acquisition of Castlight. The representative of CD&R indicated that while Purchaser and CD&R believed there was a strong strategic fit between Purchaser and Castlight, they had significant concerns about the future revenue trajectory of Castlight and the pro forma combined business, and were unwilling to proceed with a proposal at the price range indicated in Purchaser’s preliminary indication of interest.

On July 28, 2021, Ms. O’Meara had a discussion with the chief executive officer of Purchaser in which he reiterated the reasons that Purchaser would not be submitting a revised proposal. During this discussion, Ms. O’Meara suggested to the chief executive officer of Purchaser that she believed a compelling product offering could be developed based on the combined capabilities of Castlight and Purchaser, and that Anthem could be interested in a commercial agreement based on such a product offering, which would address the concerns expressed by a representative of CD&R.

On July 29, 2021, Castlight received a written proposal letter from Party C for an acquisition of Castlight for $2.35 per share, conditioned on a renewal of the Anthem Agreement for a term of at least four years with guaranteed annual revenue equal to or greater than the amount guaranteed under the current Anthem Agreement. The proposal from Party C was also conditioned on Castlight agreeing to negotiate exclusively with Party C with respect to a potential transaction. The proposed acquisition price of $2.35 per share was equal to the closing price of Castlight’s common stock on July 29, 2021.

Also on July 29, 2021, Party H provided a verbal proposal to make a $200 million minority investment into Castlight in the form of convertible senior preferred equity with a 12% annual dividend paid in kind or in cash, and a representative of another May Outreach Party (“Party J”) contacted a representative of William Blair and made a verbal proposal for an acquisition at a valuation of $375 million (without specifying if this valuation was intended to represent equity value or enterprise value).

Also on July 29, 2021, a representative of Party F informed a representative of Castlight that it was not yet prepared to discuss a proposal to acquire Castlight, and a representative of Party I informed a representative of William Blair that Party I would not submit a proposal to acquire Castlight. The representative of Party J also indicated that it would take Party J two months to further develop its verbal proposal and to confirm the price.

On August 1, 2021, Ms. O’Meara spoke with a representative of CD&R to discuss the concerns that caused Purchaser to decline to submit a revised proposal. She reiterated that, as she had suggested to the chief executive officer of Purchaser on July 28, 2021, these concerns could be addressed through a commercial agreement centered on a joint product offering based on Purchaser’s and Castlight’s combined capabilities, and discussed the potential benefits of such an agreement.

On August 2, 2021, the Strategic Review Committee met, together with members of Castlight’s senior management and representatives of Fenwick & West and William Blair. The representatives of William Blair reviewed the material terms of the proposals that were received to date, and the committee discussed the strategy for maximizing stockholder value, including continuing discussions with Party C.

On August 3, 2021, representatives of William Blair contacted representatives of Party C to discuss Party C’s revised proposal and seek further information regarding the proposed contingency relating to renewal of the Anthem Agreement and relay Castlight’s concerns regarding this contingency.

On August 4, 2021, a representative of William Blair spoke with a representative of Party H regarding its investment proposal and encouraged Party H to reach out to Castlight and to submit a more definitive proposal, but Party H did not communicate further with Castlight regarding this proposal.

Between August 4, 2021 and August 10, 2021, members of Castlight’s senior management held additional due diligence discussions with Party C, which included, among other things, diligence regarding Castlight’s relationship with Anthem.

On August 5, 2021, the Board held a regularly scheduled meeting, together with members of Castlight’s senior management and representatives of Fenwick & West and William Blair. During this meeting, the Board reviewed the revised proposals with representatives of Fenwick & West and William Blair, and discussed the approach to be taken in responding to them, and Ms. O’Meara reviewed her discussions with the chief executive officer of Purchaser and with a representative of CD&R on July 28 and August 1, respectively. In addition, Ms. O’Meara reviewed with the Board, and the Board discussed, the status of Castlight’s discussions with Anthem regarding the potential renewal of the Anthem Agreement, and the fact that although Anthem senior executives had expressed support for the possibility of a renewal, Anthem had to date been unwilling to commit to any specific terms for a renewal or to the possibility of including additional Castlight product offerings, such as Care Guides, in a renewed agreement. Following these discussions, the Board determined that the approach taken by Ms. O’Meara in suggesting to a representative of CD&R that Purchaser and Castlight explore a commercial agreement with Anthem centered on a joint product offering represented the most meaningful pathway to advance Castlight’s strategy to maximize stockholder value, and should be pursued through further discussion with representatives of CD&R and with Anthem. In addition, the Board directed representatives of William Blair to speak with Party C to further discuss its proposal, and determined not to proceed with further discussions with Party H or Party J based on their anticipated timing and the terms of their proposals.

On August 8, 2021, a representative of CD&R had a telephone call with Ms. O’Meara and again discussed her suggestion that Purchaser’s reasons that caused Purchaser to decline to submit a revised proposal could be addressed through a commercial agreement centered on a joint product offering based on Purchaser’s and Castlight’s combined capabilities, and outlined a possible structure for such an arrangement. During this discussion, a representative of CD&R also suggested that it would be helpful to Purchaser’s ability to proceed towards a transaction if Anthem also was able to make an equity investment in the combined company. Anthem had not previously expressed an interest to Castlight of making an investment in a potential acquirer of Castlight.

On August 11, 2021, representatives of William Blair had further discussions with Party C regarding its proposal and the contingency relating to a renewal of the Anthem Agreement. In addition, in August 2021, Party C continued its due diligence review, and Castlight had discussions with representatives of Anthem regarding potential terms for a renewal of the Anthem Agreement.

In addition, on August 11, 2021, a representative of CD&R spoke with representatives of William Blair and suggested that Purchaser would be interested in pursuing an acquisition of Castlight if, in connection with the acquisition, Anthem were to agree to an expanded commercial relationship with Castlight and Purchaser as suggested by Ms. O’Meara in the August 8, 2021 discussion, and if Anthem agreed to make an equity investment in the combined business.

On August 12, 2021, the Board met, together with members of Castlight’s senior management and representatives of Fenwick & West and William Blair, to review the status of discussions with Purchaser, Party C and other potentially interested parties.

On August 17, 2021, the Board met, together with members of Castlight’s senior management and representatives of Fenwick & West and William Blair, to review the status of discussions with Purchaser, Party C and other potentially interested parties and further discuss strategies and priorities for continuing to evaluate the potential for an acquisition transaction. Ms. O’Meara described her discussions with a representative of CD&R and the chief executive officer of Purchaser regarding an expanded commercial relationship with Anthem to address the concerns expressed by Purchaser. Following discussion, the Board determined that it would be in the best interests of Castlight’s stockholders for Ms. O’Meara and William Blair to continue to meet with Anthem and Purchaser to assess the possibility of a new agreement with Anthem that was acceptable to Castlight, Purchaser and Anthem, and to concurrently continue discussions with Party C.

On August 25, 2021, Ms. O’Meara met over lunch with the chief executive officer of Party C. She encouraged Party C to submit a revised proposal that reflected how they would value the business given their concerns regarding the future Anthem commercial relationship.

On August 27, 2021, Ms. O’Meara met over lunch with a representative of CD&R to discuss the proposal for an expanded commercial relationship with Anthem. Later that day, Ms. O’Meara met over dinner with the chief executive officer of Anthem. During this meeting, Ms. O’Meara proposed that, as part of a business combination transaction in which Purchaser would acquire Castlight, Anthem would agree to an expanded commercial relationship with Castlight and Purchaser, centered on a joint product offering based on Purchaser’s and Castlight’s combined capabilities, and agree to make an equity investment in the combined business. Anthem’s chief executive officer expressed support for the possibility of these transactions, and suggested to Ms. O’Meara that she discuss them further with other members of Anthem’s management team.

On August 31, 2021, Castlight received a revised preliminary, non-binding proposal from Party C for an acquisition of Castlight at a price of $1.85 per share (the “August 31 Proposal”), contingent on Castlight and Anthem agreeing to a renewal of their current commercial agreement on certain specified terms. The August 31 Proposal also required, as a condition to Party C’s willingness to proceed with further discussions, that Castlight agree to an exclusivity arrangement for a period of 21 days, subject to automatic extension to 28 days under certain circumstances. On August 31, 2021, the closing price of Castlight’s common stock was $1.81 per share.

On September 1, 2021, representatives of William Blair spoke further with representatives of Party C and discussed this proposal and the key areas of remaining due diligence focus for Party C.

On September 8, 2021, the Strategic Review Committee met, together with members of Castlight’s senior management and representatives of Fenwick & West and William Blair. During the meeting, the Strategic Review Committee discussed, among other things, the August 31 Proposal, including Party C’s requirement for exclusive negotiations. In particular, the Strategic Review Committee considered the terms of the August 31

Proposal, including the proposed $1.85 purchase price, and the fact the August 31 Proposal was contingent on Castlight’s ability to renew the Anthem Agreement on terms that the Strategic Review Committee members, and members of Castlight’s senior management, did not believe were achievable. The Strategic Review Committee also considered the risks that Party C would withdraw the August 31 Proposal and terminate negotiations with Castlight if Castlight refused to enter exclusive negotiations. In addition the Strategic Review Committee considered the fact that entering into exclusive negotiations with Party C would require Castlight to terminate discussions with Purchaser, the likelihood that Purchaser could potentially achieve greater synergies in a transaction with Castlight than Party C as a result of Purchaser’s existing products and services, and the potential for such greater synergies to enable Purchaser to propose to acquire Castlight at a higher price than Party C and to subsequently consummate such proposal by entering into a definitive agreement to acquire Castlight. After this discussion, the Strategic Review Committee determined that entering into exclusive negotiations with Party C would not be in the best interests of Castlight and its stockholders at such time. The Strategic Review Committee then instructed William Blair to inform Party C that Castlight was not willing to enter into an exclusivity agreement with Party C at that time but that Castlight intended to continue discussions with Anthem to determine whether Castlight could provide Party C with greater certainty about the terms under which the Anthem Agreement could be renewed.

On September 9, 2021, representatives of William Blair spoke further with a representative of Party C regarding the August 31 Proposal and, as directed by the Strategic Review Committee, informed Party C that Castlight was not willing to enter into an exclusivity agreement with Party C at that time but that Castlight intended to continue discussions with Anthem and would update Party C if Castlight became able to provide Party C with greater certainty about the terms under which the Anthem Agreement could be renewed.

During the month of September 2021, Castlight continued its discussions with Anthem regarding potential terms for a renewal of the Anthem Agreement, and, following these discussions, concluded that it would not be able to reach an agreement that would satisfy the conditions of the August 31 Proposal.

On October 4, 2021, representatives of Castlight, Anthem, Purchaser and CD&R met to resume their discussions regarding the potential for a transaction involving a combined Castlight/Purchaser service offering to Anthem, and began to discuss potential terms of such an arrangement.

On October 18, 2021, Ms. O’Meara met in person with the chief executive officer of Party C and provided him with an update on Castlight’s discussions with Anthem regarding the potential terms of a renewal of the Anthem Agreement. Following this meeting, Party C stopped further diligence with respect to a potential transaction and did not actively pursue negotiations about an acquisition of Castlight.

Beginning on October 11, 2021, members of Castlight’s senior management had due diligence meetings with representatives of Purchaser and CD&R at which they discussed Castlight’s business, and provided Purchaser with additional due diligence information.

On October 21, 2021, Castlight received a revised non-binding proposal from Purchaser for an acquisition of Castlight at a price of $2.00 to $2.20 per share in cash (the “October 21 Proposal”), with CD&R providing equity financing to Purchaser to fund the transaction, but noted the proposal was contingent on Anthem, Castlight and Purchaser signing a commercial agreement involving a commitment by Anthem to purchase a joint product offering referred to as “Primary Care Plus” based on Purchaser’s and Castlight’s combined capabilities. On October 21, 2021, the closing price of Castlight’s common stock was $1.73 per share.

On October 22, 2021, the Strategic Review Committee met, together with members of Castlight’s senior management and representatives of Fenwick & West and William Blair, to discuss the October 21 Proposal and potential next steps. The Strategic Review Committee determined that Castlight’s management should continue discussions regarding a commercial agreement for the Primary Care Plus product, and authorized members of Castlight’s management to proceed with legal, financial and other due diligence discussions with Purchaser.

On October 23, 2021, at the direction of Castlight, representatives of William Blair delivered to Purchaser a revised financial forecast for Castlight as a standalone company through 2026 (the “Q4 2021 Projections”), which was prepared by Castlight’s senior management and reflected, among other things, discussions between Castlight and Anthem after the preparation of the Q2 2021 Projections regarding the economic terms of a potential renewal of the Anthem Contract. Specifically, when compared to the Q2 2021 Projections, the Q4 2021 Projections assumed lower projected revenues from Anthem (based on the discussions with Anthem in September and October 2021), and assumed a longer sales cycle for contracts with new health plan customers. For a detailed discussion of the Q2 2021 Projections and the Q4 2021 Projections, see the section below titled “—Certain Unaudited Prospective Financial Information of Castlight.”

On October 27 and 28, 2021, Castlight received detailed due diligence request lists from Purchaser for legal, compliance, human resources, financial and other due diligence matters, and members of Castlight’s senior management began providing responses to these due diligence requests and meeting with Purchaser and the outside advisors Purchaser had engaged to assist with due diligence on these matters.

On November 3, 2021, representatives of Castlight’s senior management, together with representatives of Fenwick & West, met with representatives of Kirkland & Ellis LLP, legal counsel to Purchaser (“Kirkland”), and discussed legal due diligence topics.

On November 4, 2021, representatives of Castlight, Anthem, Purchaser and CD&R met in person at Anthem’s offices in Indianapolis, Indiana to discuss potential terms for a commercial agreement for the joint Primary Care Plus product.

On November 6, 2021, the Strategic Review Committee met, together with members of Castlight’s senior management and representatives of Fenwick & West and William Blair, to discuss the status of discussions with Purchaser and Anthem, and the Strategic Review Committee determined to continue the discussions with Anthem and Purchaser.

Also on November 6, 2021, a representative of a strategic party (“Party K”) contacted a representative of William Blair on an unsolicited basis to express interest in discussing a combination of Party K and Castlight.

On November 7, 2021, Castlight delivered to Anthem and Purchaser a draft non-binding term sheet for the commercial relationship under discussion (the “Anthem Term Sheet”), which was intended to reflect the discussions between the parties to date.

On November 8, 2021, representatives of Fenwick & West and Kirkland discussed potential structures for an acquisition of Castlight by Purchaser and the process and approach for drafting a merger agreement, if Purchaser were to proceed with a transaction.

On the same day, Ms. O’Meara spoke with a representative of Party K about a potential transaction involving Castlight and Party K, and the representative of Party K indicated that it would like to receive more information to evaluate whether to submit a proposal to combine with Castlight.

On November 11, 2021, Castlight entered into a confidentiality agreement with Party K, which contained a standstill that would no longer apply if, among other things, Castlight entered into an acquisition agreement with another party.

On November 16, 2021, representatives of Castlight and Party K met in person in San Francisco, California, members of Castlight’s management made presentations regarding Castlight’s business, including the Q4 2021 Projections, and representatives of Party K provided a verbal overview of its strategic rationale for a combination.

On November 17, 2021, the Strategic Review Committee met, together with members of Castlight’s senior management and representatives of Fenwick & West and William Blair, to discuss the status of discussions with Purchaser and Anthem and discussions with Party K.

On November 19, 2021, Party K delivered to Castlight a non-binding proposal to acquire Castlight at an implied price of $2.05 to $2.15 per share, consisting of $1.69 per share in cash and the remainder in Party K stock. The proposal indicated that Party K intended to finance a portion of the purchase price by raising additional equity and/or debt financing, but did not identify any specific sources of such financing. Representatives of Party K also indicated that its proposal was contingent on Castlight renewing the Anthem Agreement.

Later on November 19, 2021, the Board held a regularly scheduled meeting, together with members of Castlight’s senior management and representatives of Fenwick & West and William Blair. Representatives of William Blair reviewed the proposal from Party K and the status of Castlight’s discussions with Purchaser and Anthem regarding a transaction. The Board discussed Party K’s proposal, including whether Party K would be able to obtain third party financing given its financial position and the fact that a portion of the consideration would consist of Party K’s stock. The Board also discussed the more advanced state of the discussions with Purchaser and Anthem, the potential for prioritizing discussions with Purchaser and Anthem to increase the likelihood that Purchaser would make a firm all-cash offer in the price range specified in the October 21 Proposal, and the risk that engaging in discussions with Party K would threaten such discussions with Purchaser and Anthem. After such discussions, the Board determined not to respond to Party K’s proposal at this time, and to prioritize completing discussions with Anthem and Purchaser as soon as possible.

On November 29, 2021, representatives of Castlight, Anthem, Purchaser and CD&R met and further discussed proposed terms of the potential commercial relationship.

On November 30, 2021, the Strategic Review Committee met, together with members of Castlight’s senior management and representatives of Fenwick & West and William Blair, and reviewed the status of discussions with Purchaser and Anthem.

On December 5, 2021, Anthem provided Castlight and Purchaser with a revised draft of the Anthem Term Sheet. Anthem, Purchaser, CD&R and Castlight continued to negotiate the Anthem Term Sheet until January 3, 2022.

On December 7, 2021, Ms. O’Meara spoke with a representative of CD&R, who indicated that the most recent draft of the Anthem Term Sheet was largely acceptable to Purchaser. Later on December 7, the representative of CD&R sent an email to Ms. O’Meara with a revised proposal (the “December 7 Proposal”) for Purchaser to acquire Castlight for $2.00 per share in cash, subject to Anthem’s execution of the Anthem Term Sheet and Anthem’s agreement to make an equity investment in Purchaser. On December 7, 2021, the closing price of Castlight’s common stock was $1.49 per share.

Later on December 7, 2021, the Strategic Review Committee met, together with members of Castlight’s senior management and representatives of Fenwick & West and William Blair. Ms. O’Meara provided an update on the status of discussions with Purchaser and Anthem and discussed the December 7 Proposal.

On December 8, 2021, the Board held a special meeting, together with members of Castlight’s senior management and representatives of Fenwick & West and William Blair. The Board discussed the terms of the December 7 Proposal and the strategy to obtain a final proposal from Purchaser at the highest possible price. The Board noted that Castlight’s closing stock price had declined from $1.73 on October 21, 2021, when Purchaser provided an initial proposed price range of $2.00 to $2.20, to $1.49 on December 7, 2021, and Purchaser was continuing to propose a price that fell within the price range in the October 21 Proposal. The Board discussed the risk that countering with a specific price would cause delays in discussions with Purchaser and potentially cause Purchaser to abandon negotiations with Castlight. After such discussions, the Board directed representatives of William Blair to inform Purchaser that Castlight was prepared to quickly negotiate the proposed terms of an acquisition, but believed $2.00 per share represented insufficient value for Castlight stockholders. Later that day, representatives of William Blair contacted Purchaser and notified them as instructed by the Board.

On December 14, 2021, representatives of CD&R submitted a revised non-binding proposal to acquire Castlight, with an increased price of $2.05 per share (the “December 14 Proposal”), subject the execution of the Anthem Term Sheet by Anthem, Purchaser and Castlight.

On December 15, 2021, the Strategic Review Committee met, together with members of Castlight’s senior management and representatives of Fenwick & West and William Blair. Ms. O’Meara and representatives of William Blair described the status of discussions between Castlight, Anthem, Purchaser and CD&R. The Strategic Review Committee discussed the $2.05 per share price proposed by Purchaser, including in light of recent trends in Castlight’s trading price and Purchaser’s increase in its proposed price from $2.00 per share to $2.05 per share. The Strategic Review Committee also discussed whether to engage in further efforts to contact other potential acquirors, and determined that Castlight should not engage in any such further efforts, based on the extensive and thorough process conducted by Castlight over the course of 2021, the belief that it was not likely that Castlight would receive any additional proposals that could be completed in a reasonable timeframe, and the potential for delay to impair Castlight’s ability to reach a definitive agreement for a transaction with Purchaser. Following these discussions, the Strategic Review Committee determined that Castlight’s management, William Blair and Fenwick & West should proceed with negotiation of a definitive acquisition agreement consistent with the December 14 Proposal.

On December 16, 2021, Kirkland delivered to Fenwick & West an initial draft of the Merger Agreement. The draft provided for, among other things, a termination fee payable by Castlight under certain customary circumstances (the “Termination Fee”) equal to 4.0% of the equity value of Castlight, customary restrictions on soliciting other proposals from third parties, a “fiduciary out” that would permit the Board to negotiate with a third party that submits an unsolicited acquisition proposal, and to terminate the merger agreement to accept a superior proposal after providing Purchaser with an opportunity to match such superior proposal and paying the Termination Fee. In addition, the draft Merger Agreement did not require that Purchaser extend the tender offer if less than the required majority of the shares were tendered during the initial tender offer period.

On December 20, 2021, the Board met, together with members of Castlight’s senior management and representatives of Fenwick & West and William Blair. Ms. O’Meara and representatives of William Blair reviewed the discussions between Castlight, Anthem, Purchaser and CD&R. Mr. Bondurant reviewed the Q4 2021 Projections with the Board. Following a discussion, the Board directed representatives of William Blair to use the Q4 2021 Projections in William Blair’s analysis of the financial terms of the proposed acquisition by Purchaser. In addition, a representative of Fenwick & West reviewed with the Board its fiduciary duties in connection with deciding whether to proceed with the transaction proposed by Purchaser. The Board considered, among other things, the considerations regarding acquisition price and the possibility of contacting other potential acquirors that had been reviewed by the Strategic Review Committee at its December 15 meeting. A representative of Fenwick & West then reviewed, and the Board discussed, the terms contained in the draft Merger Agreement. Following such discussions, the Board determined that representatives of Castlight’s management and Fenwick & West should continue negotiating the proposed terms of the Merger Agreement with Purchaser and CD&R.

On December 21, 2021, Fenwick & West delivered to Kirkland a revised draft of the Merger Agreement which proposed, among other things, a Termination Fee equal to 3.0% of the equity value of Castlight, a requirement that Purchaser extend the tender offer until an agreed outside date if less than the required majority of the shares were tendered during the initial tender offer period, and a requirement that Purchaser specifically enforce the terms of the commitment letter dated as of January 3, 2022, between Vera and CD&R, pursuant to which CD&R committed, subject to the terms and conditions thereof, to invest in Vera, directly or indirectly, the cash amounts set forth therein (the “Equity Commitment Letter”), in the event CD&R breached its obligations under such Equity Commitment Letter.

On December 22, 2021, William Blair delivered a letter to Castlight describing its investment banking relationships with Purchaser and CD&R, and Castlight provided this letter to the Board.

On December 23, 2021, Kirkland delivered to Fenwick & West initial drafts of the Equity Commitment Letter and Tender and Support Agreements.

On December 24, 2021, Fenwick & West delivered to Kirkland a revised draft of the Equity Commitment Letter. Later that same day, Kirkland delivered to Fenwick & West a revised draft of the Merger Agreement, which proposed, among other things, a Termination Fee equal to 3.8% of the equity value of Castlight and that Purchaser would be required to extend the tender offer for up to a total of ten business days if less than the required majority of the shares were tendered during the initial tender offer period.

Representatives of Fenwick & West and Kirkland negotiated the final terms of Merger Agreement, Equity Commitment Letter, Tender and Support Agreement until January 2, 2022, which final terms included, among other things, a Termination Fee equal to 3.6% of the equity value of Castlight and that Purchaser would be required to extend the tender offer for up to a total of twenty business days if less than the required majority of the shares were tendered during the initial tender offer period.

On January 2, 2022, the Board held a meeting, with members of Castlight’s senior management and representatives of William Blair and Fenwick & West present. Representatives of Fenwick & West reviewed the proposed final terms of the Merger Agreement, the form of which had been previously distributed to the Board, and discussed the fiduciary duties of the Board in evaluating the proposed transaction and the terms of the Merger Agreement. The Board then discussed the factors relevant to the decision of whether to approve the Merger Agreement and recommend that Castlight stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer, including the extensive outreach to potential strategic and financial buyers that Castlight had conducted, the negotiation of the $2.05 per share price and the fact that it represented a substantial premium over Castlight’s recent trading prices, and the proposed terms of the Merger Agreement and transaction, including the fact that the Merger Agreement preserved Castlight’s ability to engage in discussions regarding and accept any superior proposal that might be made following the execution and public announcement of the Merger Agreement. The Board also considered and discussed the significant risks and challenges facing Castlight as an independent company, and the potential outcomes for Castlight stockholders in the absence of a transaction if Castlight continued as an independent company. Representatives of William Blair reviewed their firm’s financial analyses of the proposed acquisition price of $2.05 per share, and confirmed for the Board that William Blair was prepared to render an opinion as further described below.

On January 4, 2022, Castlight, Anthem, Purchaser and CD&R executed the Anthem Term Sheet, and Purchaser informed Castlight that Purchaser, CD&R and Anthem had reached final agreement regarding, and were prepared to sign, an investment agreement memorializing Anthem’s commitment to make an equity investment in Purchaser in connection with the acquisition.

Later on January 4, 2022, the Board held a meeting, with members of Castlight’s senior management and representatives of William Blair and Fenwick & West present and reviewed the discussions that had occurred since the Board’s January 2 meeting. William Blair then rendered its oral opinion, which was subsequently confirmed by delivery of a written opinion dated as of January 4, 2022, that, based upon and subject to the various assumptions, matters considered and limitations and qualifications including as described to the Board at this meeting, the $2.05 per share price was fair, from a financial point of view, to the Castlight stockholders, as more fully described in the section entitled “—Opinion of Castlight’s Financial Advisor.” The written opinion rendered by William Blair to the Board is attached to this Schedule 14D-9 as Annex A. Following additional discussion, the Board unanimously determined that the Offer, Merger and other transactions contemplated by the Merger Agreement were fair to and in the best interest of Castlight and its stockholders, approved and declared advisable the execution and delivery of the Merger Agreement by Castlight, the performance by Castlight of its covenants and other obligations thereunder, and the consummation of the transactions contemplated by the

Merger Agreement upon the terms and subject to the conditions set forth therein and recommended that the stockholders of Castlight accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Later on January 4, 2022, Castlight and Purchaser executed the Merger Agreement, and Castlight, Purchaser and each of the Venrock Entities and the Maverick Entities executed the Tender and Support Agreements.

On the morning of January 5, 2022, prior to the opening of trading on the New York Stock Exchange, Castlight and Purchaser issued a joint press release announcing the execution of the Merger Agreement.

Reasons for the Recommendation of the Castlight Board

In recommending that Castlight’s stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer, the Board considered the terms of the Offer, the Merger and the other Transactions, consulted with Castlight’s senior management and its financial and legal advisors, and considered a number of factors, including the following (which are not necessarily presented in order of relative importance):

Financial Terms; Certainty of Value.

The Board considered that the Offer Price to be paid by Purchaser and Merger Sub would provide Castlight’s stockholders with the opportunity to receive a significant premium over the market price of the Shares. Specifically, the Board reviewed the Offer Price in light of the current and historical performance of the Shares, and considered among other things:

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the fact that the Offer Price of $2.05 per Share in cash to be received by Castlight’s stockholders provides immediate and certain value and liquidity and does not expose them to any future risks related to Castlight’s business or financial markets generally;

•	the fact that the Offer Price offered a significant premium to the Shares based on then-current and historical market prices, including:

•	a premium of approximately 26.5% to the closing price of Castlight’s common stock on January 3, 2022, the trading date immediately prior to the Agreement Date;

•	a premium of approximately 42.4% to the closing price of Castlight’s common stock on December 6, 2021, the trading date approximately one month prior to the Agreement Date;

•	a premium of approximately 22.0% to the closing price of Castlight’s common stock on October 6, 2021, the trading date that is 90 days prior to the Agreement Date; and

•	a premium of approximately 57.7% to the closing price of Castlight’s common stock on January 4, 2021, the trading date one year prior to the Agreement Date;

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the fact that Castlight previously undertook a strategic process in 2019 to identify and contact the parties that it determined would most likely have an interest in acquiring Castlight at such time, which such strategic process ended when each such party informed Castlight in March 2019 that it would not be proceeding with a transaction involving Castlight;

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the fact that after January 26, 2021 and at the direction of the Board, Castlight engaged a financial advisor and undertook an extensive strategic process to identify and contact the parties that would most likely have an interest in acquiring Castlight and the financial ability to consummate such a transaction, including by:

•	approaching 20 parties to determine whether such parties would be interested in considering a bid to acquire Castlight;
•	engaging in discussions with two additional parties who indicated on an unsolicited basis that they may have interest in considering a bid to acquire Castlight; and

•	providing confidential information to 19 parties who indicated that they might have an interest in acquiring Castlight;

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the fact that the parties the Board determined would be most likely to have the interest and financial capacity to acquire Castlight, including Purchaser, had each conditioned their interest in acquiring Castlight on Anthem’s willingness to continue a partnership with Castlight with similar annual scale after the expiration of the Anthem Agreement in June 2022;

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the facts that the combined product offering of Purchaser and Castlight enabled the parties to negotiate the terms of the Anthem Term Sheet, which provided Purchaser with a synergy that enabled Purchaser to pay the Offer Price;

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the Board’s belief that any undue delays in negotiating the terms of the Merger Agreement, including the Offer Price, or the Anthem Term Sheet would jeopardize Anthem’s willingness to enter into the Anthem Term Sheet or agree to make an equity investment in Purchaser and/or Purchaser’s willingness to acquire Castlight at the Offer Price or at all;

•	the fact that Castlight was able to increase Purchaser’s final offer price from $2.00 per share to $2.05 per share;

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the Board’s belief that Castlight, following the extensive strategic process conducted by Castlight and with the assistance of its financial advisor, had negotiated the highest price per share that Purchaser was willing to pay for Castlight and the highest price reasonably available to Castlight under the circumstances; and

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the oral opinion of William Blair, subsequently confirmed in writing, that as of January 4, 2022 and based upon and subject to the various assumptions, limitations, qualifications and conditions set forth in its written opinion, the $2.05 per Share cash consideration to be received by the holders of Shares in the Offer and the Merger is fair, from a financial point of view, to such holders. For more information about William Blair’s opinion, see the section below entitled “—Opinion of Castlight’s Financial Advisor.”

Castlight’s Prospects and Financial Condition.

The Board also considered Castlight’s business and financial prospects and the significant challenges that Castlight would face if continuing to operate as a standalone company, including:

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the fact that Castlight operates in a highly competitive industry, and competes with other healthcare navigation and digital health companies, as well as large health plans, some of whom have developed or acquired their own healthcare navigation and care guidance solutions which they provide to their customers at discounted prices or often for free;

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the fact that some competitors, including health plans, are substantially larger organizations and/or have access to significantly greater resources than Castlight, and these competitors could use their larger size and greater resources to acquire Castlight’s current or potential competitors and customers in the health navigation market;

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risks and uncertainties with regard to whether Castlight could successfully retain its senior management and key personnel, or recruit replacements should any such personnel depart, in light of the highly competitive recruiting and hiring that Castlight faces, both in the San Francisco bay area and elsewhere, and the additional challenges to retention and recruiting posed by market perceptions of Castlight’s business prospects and stock price; and

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other risks and uncertainties relating to Castlight’s ability to execute its long-term business plan, including (1) the current and foreseeable business and market conditions, (2) the risks and uncertainties associated with the U.S. and global economy, (3) general stock market conditions and volatility, and (4) the risks and uncertainties set forth in Castlight’s public filings with the SEC, including the risks and uncertainties set forth in Castlight’s Annual Report on Form 10-K for the year ended December 31, 2020 and Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2021, which are incorporated herein by reference.

The Board also considered Castlight’s relationship with Anthem, and the additional challenges that the Anthem relationship, and the upcoming June 2022 expiration date of the Anthem Agreement, impose on Castlight’s business and prospects if operating as a standalone company, including the following:

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the fact that Castlight relies on Anthem for a substantial portion of its revenue, with revenue under the Anthem Agreement accounting for approximately 47% of Castlight’s total revenue for the year ended December 31, 2020 and was expected to account for approximately 49% for the year ended December 31, 2021;

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the risk that Castlight would not be able to negotiate a renewal of the Anthem Agreement prior to its expiration in June 2022 or that any renewal would be on terms materially less favorable to Castlight than the Anthem Agreement; and

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the risk that Castlight would not be able to generate increased revenue from health plans and other customers to offset the anticipated decline in revenues from Anthem after the expiration of the Anthem Agreement.

Speed and Likelihood of Consummation.

The Board also considered the likelihood that the Transactions would be consummated in a timely manner, including the following:

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the structure of the transaction as a two-step transaction under Section 251(h) of the DGCL, which potentially enables Castlight’s stockholders to receive the Offer Price pursuant to the Offer in a relatively short time frame, followed promptly by the Merger in which Castlight’s stockholders who do not tender in the Offer will receive the same price per share as is paid in the Offer, and that such relatively short timeframe would be expected to reduce the uncertainty and potential disruption to Castlight’s business pending the consummation of the Transactions;

•	the likelihood that the Transactions (including the Offer and the Merger) would be consummated, including that:

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Purchaser is required, subject to certain exceptions, to extend the Offer for up to a total of 20 business days if less than the required Shares holding a majority of the voting power are tendered during the initial tender offer period;

•	the conditions to the Offer and the Merger are specific and limited, so that the Transactions are likely to be completed if a sufficient number of Shares are tendered in the Offer;

•	each of the Venrock Entities and the Maverick Entities executed the Tender and Support Agreements and agreed to tender their Shares to Merger Sub in the Offer;

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the Board’s belief, following consultation with its legal advisors, that the Transactions presented a limited risk of not achieving regulatory clearance or having a delay in the consummation of the Transactions due to regulatory review;

•	the terms of the Equity Commitment Letter, pursuant to which Purchaser and Merger Sub obtained an equity financing commitment from CD&R to fully fund the Transactions;

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Castlight is an express third-party beneficiary under the Equity Commitment Letter entitled to specifically enforce the obligations of CD&R to deliver sufficient funds to Purchaser to enable each of Purchaser and Merger Sub to fulfill its obligations under the Merger Agreement;

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Castlight is entitled to specifically enforce Purchaser and Merger Sub’s obligations under the Merger Agreement, including Purchaser and Merger Sub’s obligations to consummate the Offer and the Merger;

•	the business reputation and capabilities of CD&R and its management and the financial resources of CD&R and, by extension, Purchaser and Merger Sub; and

•	the outside date under the Merger Agreement on which either party, subject to certain exceptions, can terminate the Merger Agreement allows for sufficient time to consummate the Transactions;

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the Board’s belief that the terms of the Merger Agreement, taken as a whole, provide a high degree of protection against the risk that the consummation of the Transactions will be unduly delayed or that the Merger will not be consummated; and

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the Board’s belief that the Merger Agreement’s restrictions on Castlight’s ability to take certain actions during the pendency of the Transactions will not unduly interfere with Castlight’s ability to operate its business in the ordinary course.

Merger Agreement Terms

The Board also considered the terms in the Merger Agreement, including:

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the fact that, although Castlight is prohibited from soliciting any acquisition proposal, the Merger Agreement permits the Board to, subject to compliance with certain procedural requirements (including that the Board determine in good faith, after consultation with its outside counsel, that an unsolicited acquisition proposal constitutes or could reasonably be expected to lead to, a “superior proposal” and that the failure to take such action could reasonably be expected to be inconsistent with the fiduciary duties of the Board under applicable law) furnish information with respect to Castlight to a person making such unsolicited acquisition proposal and to participate in discussions or negotiations with the person making such unsolicited acquisition proposal;

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Castlight’s ability to terminate the Merger Agreement in order to enter into an alternative transaction that the Board determines to be a “superior proposal,” subject to certain conditions set forth in the Merger Agreement (including Purchaser’s right to have an opportunity to revise the terms of the Merger Agreement) and Castlight’s obligation to pay the termination fee of approximately $13.4 million;

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the Board’s belief, after discussion with its legal and financial advisors, that the termination fee of approximately $13.4 million was reasonable in light of the negotiation process that led to the execution of the Merger Agreement, as well as of the terms of the Merger Agreement itself, and was necessary to induce Purchaser and Merger Sub to enter into the Merger Agreement; and

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the Board’s belief that the termination fee would not likely deter or preclude another party with a strategic interest in Castlight and financial resources sufficient to consummate an alternative acquisition transaction with Castlight, were one to exist, from making a competing proposal for Castlight and would likely only be required to be paid in the event that the Board entered into a transaction more financially favorable to the Castlight stockholders than the Transactions.

General Matters

The Board considered a number of other factors related to the Transactions, including:

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the availability of statutory appraisal rights under the DGCL for the holders of Shares who do not tender their Shares in the Offer and who otherwise comply with the required procedures under the DGCL;

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the fact that resolutions approving the Merger Agreement were unanimously approved by the Board, which is comprised of at least a majority of independent directors who are neither affiliated employees of Castlight nor affiliated with CD&R or Purchaser, and which retained and received advice from Fenwick & West and William Blair in evaluating, negotiating and recommending the terms of the Merger Agreement; and

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the requirement that the Transactions will only occur if the holders of a majority of the voting power of the Shares tender their Shares in the Offer, providing Castlight’s stockholders with the ability to approve or disapprove of the Transactions.

The Board also considered a number of uncertainties, risks and potentially negative factors in its deliberations concerning the Offer, the Merger and the other Transactions, including the following (not necessarily in order of relative importance):

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the fact that the Offer Price, while providing relative certainty of value, would not allow Castlight’s stockholders to participate in the possible growth and profits of Castlight following the completion of the Transactions, including possible growth and profits from the partnership with Anthem and Purchaser;

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the costs involved in connection with entering into and completing the Transactions and related actions, the time and effort of Castlight’s management and certain other employees required to complete the Transactions and the related actions, and the related disruptions or potential disruptions to Castlight’s business operations and future prospects, including its relationships with its employees, suppliers and partners and others that do business or may do business in the future with Castlight;

•	the potential stockholder and other lawsuits that may be filed in connection with the Merger Agreement and the contemplated Transactions;

•	the fact that the consideration paid in the Transactions would be taxable to Castlight’s stockholders that are U.S. holders for U.S. federal income tax purposes;

•	the absence of assurance that all conditions to the parties’ obligations, including with respect to required antitrust approvals, to complete the Offer or the Merger will be satisfied; and

•	the risk that the proposed Transactions might not be completed and the effect of a resulting public announcement of the termination of the Merger Agreement on:

•

the market price of the Shares, which could be adversely affected by many factors, including (1) the reason the Merger Agreement was terminated and whether such termination results from factors adversely affecting Castlight; (2) the possibility that the marketplace would consider Castlight to be an unattractive acquisition candidate; and (3) the possible sale of the Shares by short-term investors following the announcement of termination of the Merger Agreement;

•	Castlight’s operating results, particularly in light of the costs incurred in connection with the Transactions, including the potential requirement to pay a termination fee;

•	the ability to attract and retain key personnel and other employees; and

•	the relationships with Castlight’s employees, suppliers, partners and others that do business or may do business in the future with Castlight.

The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive, but includes the material factors considered by the Board. In view of the variety of factors considered in connection with its evaluation of the Merger Agreement, the Offer and the other Transactions, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given different weights to different factors. The Board did not undertake to make specific determinations as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Board based its unanimous recommendation on the totality of the information presented and concluded that the risks, uncertainties, restrictions and potentially negative factors associated with entering into the Merger Agreement were outweighed by the potential benefits of entering into the Merger to Castlight’s stockholders.

In considering the unanimous recommendation of the Board to stockholders of Castlight to accept the Offer and tender their Shares to Merger Sub pursuant to the Offer, you should be aware that Castlight’s directors and executive officers have interests in the Transactions that are different from, or in addition to, yours. The Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and the terms of the Transactions, and in recommending that Castlight’s stockholders accept the

Offer and tender their Shares to Merger Sub pursuant to the Offer. For more information, see the section entitled “—Arrangements with Current Executive Officers and Directors of Castlight.”

Executive Officer and Director Arrangements Following the Merger

As of the date of the Merger Agreement and as of the date of this Schedule 14D-9, none of Castlight’s current directors or executive officers have entered into, or committed to enter into, any arrangements or other understandings with Vera, Purchaser or their respective affiliates regarding continued service with the Surviving Corporation or any of its subsidiaries from and after the Effective Time. It is possible that Vera, Purchaser or their respective affiliates may enter into employment or other arrangements with Castlight’s management in the future.

Opinion of Castlight’s Financial Advisor

Opinion of William Blair & Company, L.L.C.

William Blair was retained to act as financial advisor to Castlight in connection with a possible business combination. Pursuant to its engagement, the Board requested that William Blair render an opinion to the Board as to whether the Merger Offer Price to be received by the Stockholders (other than holders of (i) shares of Castlight’s common stock that are held by Castlight as treasury stock, owned by Vera or Merger Sub or owned by any direct or indirect wholly-owned subsidiary of Vera or Merger Sub (collectively, the “Owned Company Shares”) and (ii) shares with respect to which Castlight’s stockholders have properly exercised appraisal rights (the “Dissenting Shares” and together with the Owned Company Shares the “Non-Participants”)) was fair, from a financial point of view, to such holders. On January 4, 2022, William Blair delivered its oral opinion to the Board (subsequently confirmed in its written opinion dated January 4, 2022) that, as of the date of such opinion, and based upon and subject to the assumptions, qualifications and limitations stated in its written opinion, the Offer Price to be received by holders of common stock (other than Non-Participants) was fair, from a financial point of view, to such holders.

THE FULL TEXT OF WILLIAM BLAIR’S WRITTEN OPINION, DATED JANUARY 4, 2022, IS ATTACHED AS ANNEX A TO THIS SCHEDULE 14D-9 AND INCORPORATED INTO THIS SCHEDULE 14D-9 BY REFERENCE. YOU ARE URGED TO READ THE ENTIRE FAIRNESS OPINION CAREFULLY AND IN ITS ENTIRETY TO LEARN ABOUT THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITS ON THE SCOPE OF THE REVIEW UNDERTAKEN BY WILLIAM BLAIR IN RENDERING ITS OPINION. THE ANALYSIS PERFORMED BY WILLIAM BLAIR SHOULD BE VIEWED IN ITS ENTIRETY; NONE OF THE METHODS OF ANALYSIS SHOULD BE VIEWED IN ISOLATION. WILLIAM BLAIR’S FAIRNESS OPINION WAS DIRECTED TO THE BOARD FOR ITS USE AND BENEFIT IN EVALUATING THE FAIRNESS OF THE OFFER PRICE TO BE RECEIVED BY THE STOCKHOLDERS (OTHER THAN NON-PARTICIPANTS) PURSUANT TO THE MERGER AGREEMENT AND RELATES ONLY TO THE FAIRNESS, AS OF THE DATE OF WILLIAM BLAIR’S FAIRNESS OPINION AND FROM A FINANCIAL POINT OF VIEW, OF THE OFFER PRICE TO BE RECEIVED BY THE HOLDERS OF SHARES (OTHER THAN NON-PARTICIPANTS) IN THE MERGER. WILLIAM BLAIR’S FAIRNESS OPINION DOES NOT ADDRESS ANY OTHER ASPECTS OF THE MERGER OR ANY RELATED TRANSACTION, AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF COMMON STOCK AS TO WHETHER SUCH STOCKHOLDER SHOULD TENDER ITS SHARES OF COMMON STOCK IN CONNECTION WITH THE OFFER OR HOW SUCH STOCKHOLDER SHOULD VOTE ITS SHARES OF COMMON STOCK WITH RESPECT TO THE MERGER. WILLIAM BLAIR DID NOT ADDRESS THE MERITS OF THE UNDERLYING DECISION BY CASTLIGHTY TO ENGAGE IN THE TRANSACTIONS. THE FOLLOWING SUMMARY OF WILLIAM BLAIR’S FAIRNESS OPINION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF ITS FAIRNESS OPINION ATTACHED TO THIS SCHEDULE 14D-9 AS ANNEX A.

In connection with William Blair’s review of the Merger and the preparation of its opinion, William Blair examined:

•	the draft Merger Agreement, dated December 31, 2021, and William Blair assumed that the final form of the Merger Agreement would not differ from such draft in any material respect;

•	audited historical financial statements of Castlight included in its filings with SEC as of and for the three fiscal years ended December 31, 2020, 2019 and 2018;

•	unaudited financial statements of Castlight included in its filings with the SEC as of and for the three-months and nine-months ended September 30, 2021;

•

certain internal business, operating and financial information and forecasts of the Company for the fiscal years ending December 31, 2021 through December 31, 2026, including certain estimates as to potentially realizable existing federal net operating loss carryforwards expected to be utilized by Castlight (the “Forecasts”), prepared by Castlight’s senior management and provided to William Blair on December 20, 2021;

•	information regarding publicly available financial terms of certain other transactions William Blair deemed relevant;

•	the financial position and operating results of Castlight compared with those of certain other publicly traded companies William Blair deemed relevant;

•	current and historical market prices and trading volumes of the common stock of Castlight; and

•	certain other publicly available information on Castlight.

William Blair also held discussions with members of Castlight’s senior management to discuss the foregoing, considered other matters that it deemed relevant to its analysis, and took into account the accepted financial and investment banking procedures and considerations that it deemed relevant.

In rendering its opinion, William Blair assumed and relied, without independent verification, upon the accuracy and completeness of all the information examined by or otherwise reviewed or discussed with William Blair for purposes of its fairness opinion, including without limitation the Forecasts provided by Castlight’s senior management. William Blair did not make or obtain an independent valuation or appraisal of the assets, liabilities or solvency of Castlight. William Blair was advised by Castlight’s senior management that the Forecasts examined by William Blair were reasonably prepared on bases reflecting the best currently available estimates and judgments of Castlight’s senior management. In that regard, William Blair assumed, with the consent of the Board, that, (i) the Forecasts would be achieved in the amounts and at the times contemplated thereby and (ii) all material assets and liabilities (contingent or otherwise) of Castlight were as set forth in Castlight’s financial statements or other information made available to William Blair. William Blair did not express an opinion with respect (a) to the Forecasts or the estimates and judgments on which they were based or (b) the amount of the Offer Price to be received per Class A Share relative to the Offer Price to be received per Class B Share. William Blair did not consider and expressed no opinion as to the amount or nature of the compensation payable to any of Castlight’s officers, directors or employees (or any class of such persons) relative to the compensation payable to Castlight’s other stockholders. William Blair’s opinion was based upon economic, market, financial and other conditions existing on, and other information disclosed to William Blair as of, the date of its opinion. It should be understood that, although subsequent developments may affect William Blair’s opinion, William Blair does not have any obligation to update, revise or reaffirm its opinion. William Blair did not make any determinations as to legal matters related to the Merger, and assumed that the Merger would be consummated on the terms described in the Merger Agreement, without any waiver of any material terms or conditions by Castlight.

The following is a summary of the material financial analyses performed and material factors considered by William Blair to arrive at its opinion. William Blair performed certain procedures, including each of the financial analyses described below, and reviewed with the Board the assumptions upon which such analyses were based, as well as other factors. Although the summary does not purport to describe all of the analyses performed or factors considered by William Blair in this regard, it does set forth those considered by William Blair to be material in arriving at its fairness opinion. The financial analyses summarized below include information presented in a tabular format. In order to fully understand the financial analyses performed by William Blair, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by William Blair. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by William Blair. The order of the summaries of the analyses described below does not represent the relative importance or weight given to those analyses by William Blair.

Selected Public Companies Analysis

William Blair reviewed and compared certain financial information relating to Castlight to corresponding financial information, ratios and public market multiples for publicly traded companies in the healthcare information technology sector with similar business models and financial profiles that William Blair deemed relevant. The companies selected by William Blair were: (i) Allscripts Healthcare Solutions, Inc., (ii) Benefitfocus, Inc., (iii) Computer Programs & Systems, Inc., (iv) Evolent Health, Inc., (v) HealthEquity, Inc., (vi) HealthStream, Inc., and (vii) NextGen Healthcare, Inc., which seven companies William Blair deemed appropriate comparisons to Castlight based on the foregoing factors. William Blair considered the enterprise value for each company (including Castlight), which William Blair calculated as the equity value of the company, plus total debt, minority interest and preferred stock, less cash and cash equivalents. The equity value of each company was calculated using the closing stock price as of January 3, 2022 (the latest practicable trading day for reference prior to the entry into the Merger Agreement), multiplied by the total diluted shares outstanding (using the most recent publicly available information as of January 3, 2022). William Blair considered the enterprise value as a multiple of (i) calendar year 2021 expected (“CY 2021E”) revenue and (ii) calendar year 2022 (“CY 2022E”) expected revenue based on consensus estimates for each company. William Blair then used the implied enterprise value based on the per share Offer Price of $2.05 to derive implied valuation multiples for Castlight for CY 20221E and CY 2022E revenue based on consensus estimates and the Forecasts. William Blair compared the multiples implied for Castlight based on the Offer Price to the range of trading multiples of the aggregate group of selected publicly traded healthcare information technology companies. Information regarding the multiples derived from William Blair’s selected public company analysis is set forth in the following table.

	Implied Transaction Multiple	Selected Public Company Valuation Multiples
		Min	Mean	Median	Max
Enterprise Value / CY 2021E Revenue
Consensus Estimate	2.18x	1.79x	2.84x	2.22x	5.77x
Management Forecast	2.19x	1.79x	2.84x	2.22x	5.77x
Enterprise Value / CY 2022E Revenue
Consensus Estimate	2.11x	1.75x	2.65x	2.25x	5.24x
Management Forecast	2.38x	1.75x	2.65x	2.25x	5.24x

William Blair noted that, with respect to the enterprise value CY 2021E and CY 2022E revenue multiple, the analyzed implied valuation multiple for Castlight based on the Offer Price was within the range of multiples of the selected publicly companies.

Although William Blair compared the trading multiples of the selected public companies to those implied for Castlight, none of the selected public companies is directly comparable to Castlight. Accordingly, any analysis of the selected public companies involves considerations and judgments concerning the differences in financial and operating characteristics and other factors that would affect the analysis of trading multiples of the selected public companies.

Selected Precedent Transactions Analysis

William Blair performed an analysis of seven selected transactions that closed subsequent to January 1, 2017 that involved the acquisition of companies William Blair deemed relevant. William Blair’s analysis was based solely on publicly available information regarding such transactions. Although none of the companies or transactions used in this analysis is directly comparable to Castlight or the Transactions, the companies included in the selected transactions above were chosen by William Blair, among other reasons, because they are healthcare information technology companies with certain business, operational, and/or financial characteristics that, for purposes of William Blair’s analysis, may be considered similar to those of Castlight. William Blair did not take into account any announced or consummated transaction whereby relevant financial information was not publicly disclosed and available. The selected transactions were not intended to be representative of the entire range of possible healthcare information technology transactions. The transactions examined were (identified by target/acquirer and month and year of announcement):

•	Alight Solutions / Foley Trasimene Acquisition Corp. (January 2021)

•	Change Healthcare / OptumInsight (January 2021)

•	Benefytt Technologies / MDP (July 2020)

•	Accent / HMS Holdings (November 2019)

•	WageWorks / HealthEquity (June 2019)

•	Discovery Benefits / WEX (January 2019)

•	Aon’s Benefits Administration and Business Processing Outsourcing Business / Blackstone (February 2017)

William Blair reviewed the consideration paid in the selected transactions in terms of the enterprise value of such transactions as a multiple of last twelve months revenue (“LTM”) and CY plus one-year revenue based on consensus estimates at the time of announcement for each respective transaction. William Blair considered the transaction multiples for Castlight for the LTM and CY plus one-year revenue based on consensus estimates and the Forecasts and compared such multiples to the resulting range of transaction multiples. Information regarding the multiples from William Blair’s analysis of the selected transactions is set forth in the following table:

	Implied Transaction Multiple	Range of Selected Precedent Transaction Valuation Multiples
Multiple		Min	Mean	Median	Max
Enterprise Value / LTM Revenue
Actual	2.14x	1.85x	3.17x	2.92x	5.26x
Enterprise Value / CY +1 Revenue
Management Forecast	2.38x	1.84x	2.70x	2.61x	3.72x
Consensus Estimate	2.11x	1.84x	2.70x	2.61x	3.72x

William Blair noted that the implied transaction multiples of LTM and CY plus one-year revenue based on consensus estimates and the Forecasts for Castlight based on the Offer Price was within the range of multiples of the selected transactions.

Although William Blair analyzed the multiples implied by the selected transactions and compared them to the implied transaction multiple of Castlight, none of these transactions or associated companies is identical to Castlight or the transactions contemplated by the Merger Agreement. Accordingly, any analysis of the selected transactions necessarily involved complex considerations and judgments concerning the differences in financial and operating characteristics, parties involved and terms of their transactions and other factors that would necessarily affect the implied value of Castlight versus the values of the companies in the selected transactions.

Discounted Cash Flow Analysis

William Blair utilized the Forecasts to perform a discounted cash flow analysis of Castlight’s projected future free cash flows for the fiscal years ending December 31, 2021 through December 31, 2026. Using the discounted cash flow methodology, William Blair calculated the present values of the projected after-tax unlevered free cash flows for Castlight. In this analysis, William Blair exercised its professional judgment, based on its experience and expertise, and calculated the assumed terminal value of Castlight by utilizing a perpetuity growth rate ranging from 2.0% to 4.0%. To discount the projected unlevered free cash flows and assumed terminal value to present value, William Blair used discount rates ranging from 10.0% to 12.0%. The discount rate range was derived based upon a weighted average cost of capital using the capital asset pricing model.

William Blair aggregated the present value of the after-tax unlevered free cash flows over the applicable forecast period, the present value of the potential tax savings expected to result from the utilization of Castlight’s federal net operating losses ($50-$57 million), and the present value of the assumed terminal value. William Blair then derived a range of implied equity values per share by adding Castlight’s net cash as of September 30, 2021 and dividing such amount by Castlight’s total diluted shares outstanding as of September 30, 2021, as adjusted to take into account the impact of dilutive securities based on the treasury stock method at the implied share price. This analysis resulted in a range of implied equity values of $1.33 to $2.13 per share, as compared to the Offer Price of $2.05 per share.

M&A Premiums Paid Analysis

William Blair reviewed data from 361 acquisitions of North America publicly traded companies announced across all industries since January 1, 2010 in which 100% of the target’s equity was acquired with equity values between $250 million and $500 million. Specifically, William Blair analyzed the acquisition price per share as a premium to the closing share price one day, one week, one month, 60 days, 90 days, 180 days, 270 days and 365 days prior to the announcement of each transaction. William Blair compared the range of resulting per share common share price premiums for the reviewed transactions to the premiums implied by the Offer Price based on common stock prices one day, one week, one month, 60 days, 90 days, 180 days, 270 days and 365 days prior to each of January 3, 2022 (the latest practicable trading day for reference prior to the entry into the Merger Agreement). Information regarding the premiums from William Blair’s analysis of selected transactions is set forth in the following tables:

Period	Implied Premium at $2.05 / share	Premiums Paid Data Percentile
		10th	20th	30th	40th	50th	60th	70th	80th	90th
One Day Prior	26.5%	1.0%	10.8%	17.8%	24.6%	30.8%	35.9%	42.0%	50.8%	72.0%
One Week Prior	35.8%	2.5%	12.4%	18.3%	25.6%	32.7%	39.0%	46.7%	56.3%	77.3%
One Month Prior	42.4%	4.2%	14.4%	20.6%	27.1%	33.4%	41.9%	49.7%	61.8%	83.7%
60 Days Prior	30.6%	3.0%	14.2%	21.0%	27.4%	35.0%	43.6%	52.2%	64.9%	88.8%
90 Days Prior	22.0%	0.7%	15.2%	24.9%	32.9%	39.4%	45.2%	55.9%	68.9%	82.6%
180 Days Prior	(12.0)%	(5.4)%	13.9%	25.7%	35.6%	42.1%	50.6%	60.4%	82.9%	124.0%
270 Days Prior	16.5%	(5.6)%	9.6%	19.8%	33.1%	45.3%	55.1%	68.9%	90.3%	130.4%
365 Days Prior	57.7%	(17.7)%	5.9%	22.5%	31.6%	45.2%	59.2%	75.2%	111.7%	168.5%

General

This summary is not a complete description of the analysis performed by William Blair, but contains the material elements of the analysis. The preparation of an opinion regarding fairness is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. The preparation of an opinion regarding fairness does not involve a mathematical evaluation or weighing of the results of the individual analyses performed, but requires William Blair to exercise its professional judgment, based on its experience and expertise, in considering a wide variety of analyses taken as a whole. Each of the analyses conducted by William Blair was carried out in order to provide a different perspective on the Offer Price and add to the total mix of information available. The analyses were prepared solely for the purpose of William Blair providing its opinion and do not purport to be appraisals or necessarily reflect the prices at which securities actually may be sold. William Blair did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion about the fairness of the Offer Price to be received by the holders of common stock (other than Non-Participants). Rather, in rendering its oral opinion on January 4, 2022 (subsequently confirmed in its written opinion dated January 4, 2022) to the Board, as of that date and based upon and subject to the assumptions, qualifications and limitations stated in its written opinion, as to whether the Offer Price to be received by the Castlight stockholders (other than Non-Participants) was fair, from a financial point of view, to such holders, William Blair considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole. William Blair’s fairness opinion considered each valuation method equally and did not place any particular reliance or weight on any particular analysis, but instead concluded that its analyses, taken as a whole, supported its determination. Accordingly, notwithstanding the separate factors summarized above, William Blair believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, may create an incomplete view of the evaluation process underlying its opinion. No company or transaction used in the above analyses as a comparison is directly comparable to Castlight or the proposed transaction under the Merger Agreement. In performing its analyses, William Blair made numerous assumptions with respect to industry performance, business and economic conditions and other matters. The analyses performed by William Blair are not necessarily indicative of future actual values and future results, which may be significantly more or less favorable than suggested by such analyses. William Blair has been engaged in the investment banking business since 1935. William Blair continually undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations, estate and gift tax valuations and similar transactions. In the ordinary course of its business, William Blair may from time to time trade the securities of Castlight or other parties involved in the Transactions for its own account and for the accounts of its customers, and accordingly may at any time hold a long or short position in such securities. Within the past two years, William Blair served as financial advisor to Vera in connection with the sale of Vera to an affiliate of CD&R, for which William Blair received a fee of approximately $3.1 million. In addition, William Blair has from time to time acted as a member of the underwriting syndicate for public offerings by certain affiliates of CD&R for which William Blair has received customary compensation. The Board hired William Blair based on its deep understanding of Castlight’s business, and that William Blair had a significant wealth of experience in both the healthcare information technology industry and in transactions of this type.

Fees

Pursuant to a letter agreement dated February 16, 2021, a fairness opinion fee of $1,250,000 became payable to William Blair upon delivery of its fairness opinion. A fee of approximately $5,938,000, less the $1,250,000 fairness opinion fee previously paid to William Blair, will become payable to William Blair upon the consummation of the Merger. No portion of the fees payable to William Blair were contingent on the conclusions reached by William Blair in William Blair’s fairness opinion. In addition, Castlight agreed to reimburse William Blair for certain of its out-of-pocket expenses (including fees and expenses of its counsel and any other independent experts retained by William Blair) reasonably incurred by it in connection with its services and to indemnify William Blair against certain potential liabilities arising out of its engagement, including certain liabilities under the U.S. federal securities laws.

Certain Unaudited Prospective Financial Information of Castlight

Castlight does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other financial results beyond the current fiscal year due to the inherent unpredictability of projections and their underlying assumptions and estimates. However, in connection with its evaluation of the Transactions, Castlight’s management prepared certain non-public unaudited financial forecasts as a standalone company for the fiscal years ending December 31, 2021 through December 31, 2026, which are referred to as the Q4 2021 Projections. The Q4 2021 Projections were prepared by Castlight’s management during October 2021 to reflect the currently available estimates and judgments of Castlight’s management of the future financial performance of Castlight and other matters covered thereby.

Castlight has included the Q4 2021 Projections because (1) the Q4 2021 Projections were made available to Purchaser in connection with Purchaser’s due diligence review of Castlight; (2) the Q4 2021 Projections were made available to William Blair for use in its financial analyses in connection with rendering its opinion to the Board as described in the section entitled “—Opinion of Castlight’s Financial Advisor;” and (3) the Q4 2021 Projections were made available to the Board in connection with its evaluation and approval of the Offer, the Merger Agreement and the Transactions. The Q4 2021 Projections are not being included in this Schedule 14D-9 to influence a Castlight stockholder’s decision whether to tender Shares in the Offer or for any other purpose.

The information set forth below was prepared by management for internal use and was not prepared with a view toward public disclosure. Accordingly, it does not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for the preparation and presentation of financial forecasts, or accounting principles generally accepted in the United States (“GAAP”). Neither Castlight’s independent registered public accounting firm, nor any other independent accountants, have audited, reviewed, compiled or performed any procedures with respect to the information set forth above or expressed any opinion or any form of assurance related thereto. In addition, all of the items set forth below are non-GAAP financial measures. Non-GAAP financial measures should not be considered as an alternative to operating income or net income as measures of operating performance, or as an alternative to cash flows as a measure of liquidity. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Castlight may not be comparable to similarly titled amounts used by other companies. No reconciliation of non-GAAP measures in the information set forth below to GAAP measures was created or used in connection with the Transactions.

The following table sets forth the Q4 2021 Projections (dollars in millions):

Fiscal Year Ending December 31,(1)	FY2021E	FY2022E	FY2023E	FY2024E	FY2025E	FY2026E
Total Revenue	$139.6	$128.1	$138.2	$188.9	$244.0	$289.3
YOY Growth %(	(4.8)%	(8.2%)	7.9%	36.6%	29.2%	18.6%
Gross Profit	$91.1	$83.4	$91.4	$130.3	$172.8	$208.1
Gross Margin	65.3%	65.1%	66.1%	69.0%	70.8%	71.9%
Adjusted EBITDA(2)	$10.0	$(4.0)	$(1.6)	$24.4	$54.2	$78.2
Adjusted EBITDA Margin(3)	7.2%	(3.1%)	(1.2%)	12.9%	22.2%	27.0%
Capital Expenditures	$1.2	$2.2	$2.3	$3.2	$4.1	$4.9
% of Total Revenue	0.9%	1.7%	1.7%	1.7%	1.7%	1.7%
Change in Net Working Capital	$1.7	$1.1	$(1.0)	$(5.1)	$(5.5)	$(4.5)
% Change in Total Revenue	(23.8%)	(10.0%)	(10.0%)	(10.0%)	(10.0%)	(10.0%)

(1)	Certain figures included in this table have been subject to rounding adjustments. Accordingly, figures shown as totals may not be the arithmetic aggregation of the figures that precede them.
(2)

Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) is a non-GAAP financial measure calculated as gross profit minus total operating expenses plus depreciation and amortization.

(3)	Adjusted EBITDA Margin is a non-GAAP financial measure calculated as Adjusted EBITDA divided by total revenue.

Prior to preparing the Q4 2021 Projections, Castlight had provided participants in its strategic process with a forecast of Castlight’s projected financial performance for the fiscal years ending December 31, 2021 through December 31, 2026 that reflected Castlight’s then-current understanding and assumptions with respect to Castlight’s projected revenues. This earlier forecast, referred to as the Q2 2021 Projections, was prepared during the period from February through May of 2021, and was made available to participants in Castlight’s strategic process who had entered into confidentiality agreements beginning May 4, 2021.

The Q2 2021 Projections assumed that revenue from Anthem would remain relatively constant from year to year following the expiration of the current Anthem Agreement in mid-2022, as, due to uncertainty regarding a potential Anthem renewal following the expiration of the Anthem Agreement, Castlight assumed for purposes of the Q2 2021 Projections that the Anthem Agreement would be renewed on substantially its then-existing terms. In contrast, the Q4 2021 Projections assumed a decline in revenues from Anthem, as discussions between Castlight and Anthem that occurred in the second half of 2021 had led to greater uncertainty regarding the terms of any renewal of the Anthem Agreement. In addition, the Q2 2021 Projections reflected more optimistic assumptions regarding the timing of contracts with new health plan customers than the Q4 2021 Projections, as Castlight determined over the course of 2021 that a longer sales cycle would be required with those customers than previously assumed, based on its sales efforts and discussions with health plans over the course of 2021. In addition, the Q2 2021 Projections assumed somewhat higher projected expenses than the Q4 2021 Projections.

The following table sets forth the Q2 2021 Projections (dollars in millions):

Fiscal Year Ending December 31,(1)	FY2021E	FY2022E	FY2023E	FY2024E	FY2025E	FY2026E
Total Revenue	$138.5	$148.6	$174.2	$225.1	$285.6	$331.3
YOY Growth %(	(5.6)%	7.3%	17.2%	29.2%	26.9%	16.0%
Gross Profit	$87.9	$94.5	$114.8	$154.3	$201.2	$237.0
Gross Margin	63.5%	63.6%	65.9%	68.5%	70.5%	71.5%
Adjusted EBITDA(2)	$1.7	$2.3	$16.2	$44.4	$79.3	$103.4
Adjusted EBITDA Margin(3)	1.2%	1.6%	9.3%	19.7%	27.8%	31.2%
Capital Expenditures	$2.3	$2.5	$2.9	$3.8	$4.8	$5.6
% of Total Revenue	1.7%	1.7%	1.7%	1.7%	1.7%	1.7%
Change in Net Working Capital	$1.8	$(1.0)	$(2.6)	$(5.1)	$(6.0)	$(4.6)
% Change in Total Revenue	(21.9%)	(10.0%)	(10.0%)	(10.0%)	(10.0%)	(10.0%)

(1)	Certain figures included in this table have been subject to rounding adjustments. Accordingly, figures shown as totals may not be the arithmetic aggregation of the figures that precede them.
(2)	Adjusted EBITDA is a non-GAAP financial measure calculated as gross profit minus total operating expenses plus depreciation and amortization.
(3)	Adjusted EBITDA Margin is a non-GAAP financial measure calculated as Adjusted EBITDA divided by total revenue.

The information set forth above does not take into account any circumstances, transactions or events occurring after the dates on which it was prepared. Accordingly, actual results will differ, and may differ materially, from those contained in the information set forth above. There can be no assurance that the financial results in the information set forth above will be realized, or that future actual financial results will not materially vary from those in the information set forth above.

Neither Castlight nor any of its respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any of Castlight’s stockholders or any other person regarding the ultimate performance of Castlight compared to the information set forth above, and Castlight’s future financial results may materially differ from those described above due to factors that are beyond management’s ability to control or predict. Castlight has made no representation to Purchaser in the Merger Agreement or otherwise concerning the information set forth above.

Although the Q4 2021 Projections and Q2 2021 Projections (collectively, the “Projections”) are presented with numerical specificity, they reflect numerous additional estimates and assumptions made by Castlight management with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Castlight’s business in each case as of the date it was prepared, all of which are difficult or impossible to predict accurately and many of which are beyond Castlight’s control. The Projections reflect subjective judgment in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, the Projections constitute forward-looking information and are subject to many risks and uncertainties that could cause actual results to differ materially from the results estimated in the Castlight prospective financial information, including, but not limited to, Castlight’s performance, industry performance, general business and economic conditions, customer and competitive trends, including Anthem’s future purchases and Castlight’s ability to contract with additional health plan customers, adverse changes in applicable laws, regulations or rules, and the various risks set forth in Castlight’s reports filed with the SEC. There can be no assurance that the Projections will be realized or that actual results will not be significantly higher or lower than estimated. The Projections cover several years and such information by its nature becomes less reliable with each successive year. In addition, the Projections will be affected by Castlight’s ability to achieve its strategic goals, objectives and targets over the applicable periods. The Projections reflect assumptions as to certain business decisions as of the date they were prepared that are subject to change. The Projections cannot, therefore, be considered a guarantee of future operating results, and this information should not be relied on as such. The inclusion of the Projections should not be regarded as an indication that Castlight, Purchaser, their respective officers, directors, affiliates, advisors, or other representatives or anyone who received this information then considered, or now considers, it a reliable prediction of future events, and this information should not be relied upon as such. The inclusion of the Projections should not be deemed an admission or representation by Castlight that Castlight views such Projections as material information. No representation has been or is made by Castlight or any other person regarding the Projections or Castlight’s ultimate performance compared to such information. The Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information about Castlight contained in Castlight’s public filings with the SEC, including the other risk factors and cautionary statements contained in Castlight’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, quarterly reports on Form 10-Q, including its Form 10-Q for the three months ended September 30, 2021, Current Reports on Form 8-K and subsequent reports. Please refer to the section entitled “Item 8. Additional Information-Forward Looking Statements.” In light of the foregoing factors and the uncertainties inherent in the information set forth above, Castlight’s stockholders and investors are cautioned not to place undue, if any, reliance on the information set forth above.

CASTLIGHT DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE PROJECTIONS AND OTHER INFORMATION SET FORTH ABOVE TO REFLECT EVENTS OR CIRCUMSTANCES ARISING AFTER THE DATE WHEN MADE, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH PROJECTIONS ARE NO LONGER APPROPRIATE.

Intent to Tender

To the knowledge of Castlight, each executive officer and director of Castlight currently intends to tender all of his or her Shares in the Offer.

Item 5. Persons/Assets Retained, Employed, Compensated or Used

Pursuant to the terms of William Blair’s engagement, Castlight has agreed to pay William Blair a cash transaction fee (based on a percentage of the aggregate value of the Transactions) upon consummation of the Transactions, which cash transaction fee currently is estimated to be approximately $5,938,000. In connection with William Blair’s engagement, Castlight has previously paid William Blair a cash fee of $1,250,000 that became payable upon execution of the Merger Agreement, which will be credited against the foregoing cash transaction fee. In addition, Castlight has agreed to reimburse William Blair for certain expenses and to indemnify William Blair against certain liabilities arising out of its engagement. See “Item 4. The Solicitation or Recommendation—Background of the Merger Agreement; Reasons for the Recommendation—Background of the Merger Agreement” and “—Opinion of Castlight’s Financial Advisor” for additional information related to William Blair’s retention as Castlight’s financial advisor, which is hereby incorporated by reference into this Item 5.

Neither Castlight nor any person acting on its behalf has or currently intends to employ, retain, or compensate any person to make solicitations or recommendations to the stockholders of Castlight on its behalf with respect to the Transactions or related matters.

Item 6. Interest in Securities of the Subject Company

Other than (i) the scheduled vesting of Castlight RSUs and Castlight PRSUs and issuances by Castlight with respect thereto and (ii) the scheduled vesting of Castlight options, no transactions with respect to the Shares have been effected by Castlight or, to the knowledge of Castlight after making reasonable inquiry, by any of its executive officers, directors, affiliates, or subsidiaries during the 60 days prior to the date of this Schedule 14D-9 except as follows:

Name of Person	Transaction Date	Number of Shares (1)	Price Per Share ($) (2)	Nature of Transaction
Maeve O’Meara	11/17/2021	99,009	1.7727	Sale of RSUs to cover taxes relating to RSU vesting
William Bondurant	11/17/2021	22,114	1.7709	Sale of RSUs to cover taxes relating to RSU vesting

Item 7. Purposes of the Transaction and Plans or Proposals

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), Castlight is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (1) a tender offer for or other acquisition of Castlight’s securities by Castlight, any subsidiary of Castlight or any other person; (2) any extraordinary transaction, such as a merger, reorganization, or liquidation, involving Castlight or any subsidiary of Castlight; (3) any purchase, sale, or transfer of a material amount of assets of Castlight or any subsidiary of Castlight; or (4) any material change in the present dividend rate or policy, indebtedness, or capitalization of Castlight.

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), there are no transactions, board resolutions, agreements in principle, or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8. Additional Information

The information contained in all of the exhibits to this Schedule 14D-9 referred to in Item 9 below is incorporated herein by reference in its entirety.

The information set forth under the caption “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of Castlight” is incorporated herein by reference.

Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not validly tendered such Shares in the Offer (or who have validly tendered but subsequently validly withdrawn the tender, and not otherwise waived their appraisal rights) and who otherwise comply with the applicable procedures under Section 262 of the DGCL will be entitled to an appraisal of the “fair value” of their Shares in accordance with Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex B. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262 of the DGCL. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex B, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the Effective Time, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which is attached hereto as Annex B.

Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time who (1) did not tender such Shares in the Offer (or if tendered, validly withdrew such Shares prior to the closing of the Offer); (2) follow the procedures set forth in Section 262 of the DGCL; (3) continuously hold such Shares from the date on which the written demand for appraisal is made through the Effective Time; and (4) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights, will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court of Chancery and (2) interest theretofore accrued, unless paid at that time.

Section 262 of the DGCL sets forth the procedures stockholders entitled to appraisal must follow to have their Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such

Shares as determined by the Delaware Court of Chancery. The statutory rights of appraisal granted by Section 262 of the DGCL are subject to compliance with the procedures set forth in Section 262 of the DGCL. If a stockholder fails to timely and properly comply with the requirements of Section 262 of the DGCL, any appraisal rights may be lost. If a stockholder elects to demand appraisal of his, her or its Shares under Section 262 of the DGCL and the Merger is consummated pursuant to Section 251(h) of the DGCL, the stockholder must satisfy each of the following conditions:

•

within the later of the consummation of the Offer and 20 days after the mailing of this Schedule 14D-9, deliver to Castlight at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform Castlight of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender the stockholder’s Shares in the Offer (or otherwise waive such stockholder’s appraisal rights);

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•

any stockholder of Castlight or beneficial owner of Shares who has otherwise perfected its appraisal rights, or the Surviving Corporation, must file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the stock of all such stockholders within 120 days after the effective date of the Merger.

In addition, because immediately before the Merger the Shares will be listed on a national securities exchange, the Delaware Court of Chancery shall dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares eligible for appraisal, (2) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million, or (3) the Merger was approved pursuant to Section 253 or Section 267 of the DGCL.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the effective date of the Merger on or within 10 days after the Effective Time to those stockholders of Castlight who made a written demand for appraisal in accordance with Section 262 of the DGCL, as required by Section 262(d)(2) of the DGCL. Only stockholders who have submitted a written demand for appraisal in accordance with Section 262 and are entitled to appraisal rights will be entitled to receive such notice of the effective date of the Merger.

All written demands for appraisal should be addressed to:

Castlight Health, Inc.

150 Spear Street, Suite 400

San Francisco, California 94105

(415) 829-1400

Attn: Chief Financial Officer

The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder (or, in the case of uncertificated shares, as such holder’s name appears on the records of Castlight). If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian, or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank, or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository, or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender such Shares in the Offer and properly demanded appraisal of such Shares in accordance with Section 262 of the DGCL. If no such petition is filed within that 120-day period, then appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Surviving Corporation is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Surviving Corporation will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements of Section 262 of the DGCL will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares (other than any excluded stock (as defined in Section 251(h) of the DGCL)) that were the subject of, and were not tendered into, and were accepted for purchase and exchange in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the office of the Register in Chancery (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated

therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder. Accordingly, stockholders exercising their appraisal rights are cautioned to retain their stock certificates, pending resolution of the appraisal proceedings.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Delaware Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value (or, in certain circumstances described below, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding). Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court of Chancery and (2) interest theretofore accrued, unless paid at that time.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price. No representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of value greater than, less than, or the same as, the Offer Price. Vera and Castlight reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of Shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Delaware Court of Chancery’s decree may be enforced as other decrees in such court may be enforced.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata to the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.

At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger. After this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the written approval of the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Offer Price. Inasmuch as Castlight has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to Castlight a written withdrawal of its demand for appraisal and acceptance of the Offer Price, except that (1) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Surviving Corporation; and (2) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Offer Price therefor. The foregoing summary of the rights of Castlight’s stockholders to seek appraisal under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of Castlight desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

Anti-Takeover Statute

As a Delaware corporation, Castlight is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (1) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (2) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder), the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (3) at or following the transaction in which such person became an interested stockholder, the business combination is (a) approved by the board of directors of the corporation; and (b) authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. The Board has approved the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents (including, without limitation, the Merger Agreement) and the other transactions contemplated thereby, including the Merger, for purposes of Section 203, and Castlight believes that such acts and transactions are not subject to the restrictions of Section 203. Further, the Board has exempted Castlight from any other “fair price,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation that may be applicable to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents (including, without limitation, the Merger Agreement) and the other transactions contemplated thereby, including the Merger.

Castlight is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any “control share acquisition,” “fair price,” “moratorium,” or other anti-takeover applicable law becomes or is deemed to be applicable to Castlight, Vera, the Offer, the Merger, or related documents (including, without limitation, the Merger Agreement) and the other transactions contemplated thereby, then each of Castlight and Vera, and their respective boards of directors, will grant such approvals and take such actions as are necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to render such anti-takeover applicable law inapplicable. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Vera might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Vera might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Vera may not be obligated to accept for payment or pay for any tendered Shares.

In connection with its approval of the Merger Agreement, the Offer, and the Merger, the Board adopted a resolution approving the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger, and any related documents for purposes of Section 203, but only insofar as each of the Offer and the Merger are consummated in accordance with the terms of the Merger Agreement and the related agreements.

Regulatory Approvals

U.S. Antitrust Laws

Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (“FTC”), certain transactions having a value above specified thresholds may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the

FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied.

It is a condition to the Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer that the waiting period (and any extension of the waiting period) applicable to the Offer under the HSR Act shall have expired or been terminated. Under the HSR Act, the purchase of Shares in the Offer may not be undertaken until the expiration of a 15-calendar day waiting period following the filing by Vera, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC. If within the 15-calendar day waiting period either of the FTC or the Antitrust Division were to issue requests for additional information and documentary material (a “Second Request”) to Vera and Castlight, the waiting period with respect to the Transactions would be extended until 10-calendar days following the date of substantial compliance by Vera with that request, unless the FTC terminated the additional waiting period before its expiration. If either the 15-day or 10-day waiting period expires on a Saturday, Sunday or federal holiday, then such waiting period will be extended until 11:59 p.m. Eastern Time of the next day that is not a Saturday, Sunday or federal holiday. After that time, the timing of the purchase of Shares in the Offer could be delayed only by court order or with Vera’s and Castlight’s consent. It is also possible that Vera and Castlight could enter into a timing agreement with the FTC or the Antitrust Division that could affect the timing of the purchase of Shares in the Offer. In practice, complying with a Second Request can take a significant period of time. If the HSR Act waiting period expired or was terminated, completion of the Merger would not require an additional filing under the HSR Act if Purchaser owns 50% or more of the outstanding Shares at the time of the Merger.

The FTC and the Antitrust Division may scrutinize the legality under U.S. federal antitrust laws of transactions such as Purchaser’s proposed acquisition of Castlight. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the Transactions by seeking a federal court order enjoining the Transactions or, if Shares have already been acquired, the disposition of those Shares, or the divestiture of substantial assets of Purchaser, Castlight, or any of their respective subsidiaries or affiliates, or seeking other conduct relief. At any time before or after consummation of the Transactions, notwithstanding the early termination of the applicable waiting period under the HSR Act, U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger.

Vera filed a Premerger Notification and Report Form on January 19, 2022. Castlight filed a Premerger Notification and Report Form on January 19, 2022.

Stockholder Approval of the Merger Not Required

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder vote or consent will be necessary to effect the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if, following consummation of a tender offer for any and all shares of the stock of a public corporation (other than stock owned by the acquirer, the target corporation or any of their respective wholly-owned subsidiaries), the acquirer holds at least the percentage of stock, and of each class or series thereof, of the target corporation that, absent Section 251(h) of the DGCL, would be required to adopt a Merger Agreement, and stock that was the subject of the tender offer but not tendered into the tender offer is converted into the same consideration for their stock in the Merger as was payable in the tender offer, then the acquirer can effect a Merger without the vote of the stockholders of the target corporation. Under the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of Castlight’s stockholders, in accordance with Section 251(h) of the DGCL.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of Castlight, please see Castlight’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and Castlight’s Quarterly Reports on Form 10-Q for the three months ended March 31, 2021, June 30, 2021 and September 30, 2021.

Forward-Looking Statements

This Schedule 14D-9 and the materials incorporated by reference herein contain “forward-looking statements” relating to the acquisition of Castlight by Vera. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “will,” “should”, “predict”, “goal”, “strategy”, “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “expect,” “seek” and similar expressions and variations thereof. These words are intended to identify forward-looking statements. Vera and Castlight have based these forward-looking statements on current expectations and projections about future events and trends that they believe may affect the financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs of Vera and Castlight. Forward-looking statements are subject to significant known and unknown risks and uncertainties that may cause actual results, performance or achievements in future periods to differ materially from those assumed, projected or contemplated in the forward-looking statements, including, but not limited to, the following factors: the ability of Vera and Castlight to complete the transactions contemplated by the Agreement and Plan of Merger in the anticipated timeframe or at all, including the parties’ ability to satisfy the conditions to the consummation of the offer contemplated thereby and the other conditions set forth in the Agreement and Plan of Merger, the potential effects of the acquisition on Castlight, the participation of third parties in the consummation of the transaction and the combined company, the risk that stockholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; uncertainties as to how many of Castlight’s stockholders will tender their shares in the offer; the risk that competing offers or acquisition proposals will be made; and other risks and uncertainties, including those set forth in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Castlight’s Annual Report on Form 10-K for the year ended December 31, 2020 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, which are on file with the SEC and available on the SEC’s website at www.sec.gov. The information contained in these documents is provided only as of the date hereof, and no party undertakes any obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof, except as required by law.

Item 9. Exhibits

The following Exhibits are attached hereto:

(a)(1)(A)	Offer to Purchase, dated January 19, 2022 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed with the SEC by Vera Whole Health, Inc. and Carbon Merger Sub, Inc. on January 19, 2022 (“Schedule TO”)).

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominee (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(E)	Summary Advertisement, dated January 19, 2022 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(1)(F)	Joint Press Release issued by Vera Whole Health, Inc. and Castlight Health, Inc. dated January 5, 2022 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by Castlight Health, Inc. on January 5, 2022).

(a)(1)(G)	Press Release of Vera Whole Health, Inc., announcing the launch of the Offer, dated January 19, 2022 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO).

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(A)*	Opinion of William Blair & Company, L.L.C., dated January 4, 2022 (included as Annex A to this Schedule 14D-9).

(b)	None.

(c)	None.

(d)	None.

(e)(1)	Agreement and Plan of Merger, dated January 4, 2022, by and among Vera Whole Health, Inc., Carbon Merger Sub, Inc. and Castlight Health, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by Castlight Health, Inc. on January 5, 2022).

(e)(2)	Form of Tender and Support Agreement, dated as of January 4, 2022, by and among Vera Whole Health, Inc., Carbon Merger Sub, Inc., and the stockholders party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by Castlight Health, Inc. on January 5, 2022).

(e)(3)	Non-Disclosure Agreement between Castlight Health, Inc. and Vera Whole Health, Inc., dated May 11, 2021 (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(4)	2008 Stock Incentive Plan and forms of award agreements (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-1 filed with the SEC by Castlight Health, Inc. on March 3, 2014).

(e)(5)	2014 Equity Incentive Plan, and forms of award agreements (incorporated by reference to Exhibit 10.3 to the Form S-1/A filed with the SEC by Castlight Health, Inc. on March 3, 2014).

(e)(6)	2014 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed with the SEC by Castlight Health, Inc. on October 31, 2019).

(e)(7)	Form of Executive Severance Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by Castlight Health, Inc. on July 11, 2016).

(e)(8)	Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q filed with the SEC by Castlight Health, Inc. on May 12, 2014).

(e)(9)	Second Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC by Castlight Health, Inc. on December 21, 2020).

(e)(10)	Form of Indemnity Agreement entered into by and between Castlight Health, Inc. and each of its executive officers and directors (incorporated by reference to Exhibit 10.1 to the Registration Statement Amendment on Form S-1/A filed with the SEC by Castlight Health, Inc. on March 3, 2014).

(e)(11)	Commitment Letter, dated as of January 3, 2022, pursuant to which certain funds managed by Clayton, Dubilier & Rice Fund XI, L.P. have committed cash as capital to Carbon Merger Sub, Inc. (incorporated by reference to Exhibit (b)(1) to the Schedule TO).

(f)	None.

(g)	None.

(h)	None.

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Castlight Health, Inc.

By:	/s/ Will Bondurant
	Name:	Will Bondurant
	Title:	Chief Financial Officer
	Date:	January 19, 2022

ANNEX A

January 4, 2022

Castlight Health, Inc.

Board of Directors

150 Spear Street, Suite 400

San Francisco, California 94105

Ladies and Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the holders (collectively the “Stockholders”) of the outstanding shares of Class A Common Stock, par value $0.0001 per share (the “Company Class A Stock”), of Castlight Health, Inc., a Delaware corporation (the “Company”), and Class B Common Stock, par value $0.0001 per share, of the Company (the “Company Class B Stock” and, together with the Company Class A Stock, the “Company Common Stock”)) of the $2.05 per share in cash (the “Consideration”) proposed to be paid to the Stockholders pursuant to an Agreement and Plan of Merger by and among, Vera Whole Health, Inc., a Delaware corporation (“Parent”), Carbon Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and the Company (the “Merger Agreement”). Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will commence a tender offer (the “Offer”) to purchase all outstanding shares of Company Common Stock for a per share price equal to the Consideration. The Merger Agreement further provides that following the completion of the Offer, Merger Sub will be merged with and into the Company (the “Merger” and, together with the Offer, the “Transactions”) and each outstanding share of Company Common Stock (other than (i) shares of Company Common Stock that are held by the Company as treasury stock, owned by Parent or Merger Sub or owned by any direct or indirect wholly-owned subsidiary of Parent or Merger Sub (collectively, the “Owned Company Shares”) and (ii) shares with respect to which Stockholders have properly exercised appraisal rights (the “Dissenting Shares”)) will be cancelled and converted into the right to receive a per share price equal to the Consideration. The terms and conditions of the Transactions are set forth more fully in the Merger Agreement.

In connection with our review of the proposed Transactions and the preparation of our opinion herein, we have examined: (a) the draft Merger Agreement, dated December 31, 2021, and we have assumed that the final form of the Merger Agreement will not differ from such draft in any material respect; (b) audited historical financial statements of the Company included in its filings with the Securities and Exchange Commission (the “SEC”) as of and for the three fiscal years ended December 31, 2020, 2019 and 2018; (c) unaudited financial statements of the Company included in its filings with the SEC as of and for the three-months and nine-months ended September 30, 2021; (d) certain internal business, operating and financial information and forecasts of the Company for the fiscal years ending December 31, 2021 through December 31, 2026, including certain estimates as to potentially realizable existing federal net operating loss carryforwards expected to be utilized by the Company (the “Forecasts”), prepared by the senior management of the Company and provided to us on December 20, 2021; (e) information regarding publicly available financial terms of certain other transactions we deemed relevant; (f) the financial position and operating results of the Company compared with those of certain other publicly traded companies we deemed relevant; (g) current and historical market prices and trading volumes of the common stock of the Company; and (h) certain other publicly available information on the Company. We have also held discussions with members of the senior management of the Company to discuss the foregoing, have considered other matters which we have deemed relevant to our inquiry and have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant. In connection with our engagement, we were requested to approach, and held discussions with, third parties to solicit indications of interest in a possible acquisition of the Company.

A-1

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all the information examined by or otherwise reviewed or discussed with us for purposes of this opinion, including without limitation the Forecasts provided by senior management of the Company. We have not made or obtained an independent valuation or appraisal of the assets, liabilities or solvency of the Company. We have been advised by the senior management of the Company that the Forecasts examined by us have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of the Company. In that regard, we have assumed, with your consent, that, (i) the Forecasts will be achieved in the amounts and at the times contemplated thereby and (ii) all material assets and liabilities (contingent or otherwise) of the Company are as set forth in the Company’s financial statements or other information made available to us. We express no opinion with respect (a) to the Forecasts or the estimates and judgments on which they are based or (b) the amount of Consideration to be received per share of Company Class A Stock relative to the amount of Consideration to be received per share of Company Class B Stock. We did not consider and express no opinion as to the amount or nature of the compensation to any of the Company’s officers, directors or employees (or any class of such persons) relative to the compensation to other stockholders. Our opinion herein is based upon economic, market, financial and other conditions existing on, and other information disclosed to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. We have not made any determinations as to legal matters related to the Transactions, and have assumed that the Merger will be consummated on the terms described in the Merger Agreement, without any waiver of any material terms or conditions by the Company.

William Blair & Company has been engaged in the investment banking business since 1935. We continually undertake the valuation of investment securities in connection with public offerings, private placements, business combinations, estate and gift tax valuations and similar transactions. In the ordinary course of our business, we may from time to time trade the securities of the Company or other parties involved in the Transactions for our own account and for the accounts of customers, and accordingly may at any time hold a long or short position in such securities. Within the past two years, we have provided investment banking services to Parent and received a fee in connection with such services. We have acted as the investment banker to the Company in connection with the Merger and will receive a fee from the Company for our services, a significant portion of which is contingent upon consummation of the Merger. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement.

Our investment banking services and our opinion were provided only for the use and benefit of the Board of Directors of the Company in connection with its consideration of the Transactions. Our opinion is limited to the fairness, from a financial point of view, to the Stockholders of the Consideration in connection with the Transactions, and we do not address the merits of the underlying decision by the Company to engage in the Transactions and this opinion does not constitute a recommendation to any Stockholder as to whether such Stockholder should tender its shares of Company Common Stock in connection with the Offer or how such Stockholder should vote its shares of Company Common Stock with respect to the proposed Merger. It is understood that this letter may not be disclosed or otherwise referred to without prior written consent, except that the opinion may be included in its entirety in a proxy statement mailed to the Stockholders with respect to the Transactions. This opinion has been reviewed and approved by our Fairness Opinion Committee.

Based upon and subject to the foregoing, it is our opinion as investment bankers that, as of the date hereof, the Consideration is fair, from a financial point of view, to the Stockholders (other than with respect to the Owned Company Shares and the Dissenting Shares).

Very truly yours,

/s/ William Blair & Company, L.L.C.

WILLIAM BLAIR & COMPANY, L.L.C.

A-2

ANNEX B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to §  228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§  251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed].

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with §  255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of §  114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.